FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 16, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Law of Japan

For the Second Quarter of 141st Business Term

(from July 1, 2009 to September 30, 2009)

Hitachi, Ltd.

Tokyo, Japan

Notes:

1.	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on November 16, 2009 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.
2.	Unless the context indicates otherwise, the term “Company” refers to Hitachi, Ltd. and the term “Hitachi” refers to the Company and its consolidated subsidiaries.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•	legislative and regulatory changes enacted by the new Japanese government;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Consolidated Financial Summary

	(Millions of yen, except per share amounts and number of employees)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Three months ended September 30, 2008	Three months ended September 30, 2009	Year ended March 31, 2009
Revenues	5,310,547	4,124,958	2,767,052	2,232,057	10,000,369
Income (loss) before income taxes	138,143	(110,139)	54,528	(29,311)	(289,871)
Net income (loss) attributable to Hitachi, Ltd.	14,187	(133,221)	(17,370)	(50,556)	(787,337)
Total Hitachi, Ltd. stockholders’ equity	—	—	2,158,084	962,036	1,049,951
Total equity	—	—	3,330,114	2,073,329	2,179,352
Total assets	—	—	10,323,209	8,835,164	9,403,709
Hitachi, Ltd. stockholders’ equity per share (yen)	—	—	649.30	289.41	315.86
Net income (loss) attributable to Hitachi, Ltd. per share, Basic (yen)	4.27	(40.08)	(5.23)	(15.21)	(236.86)
Net income (loss) attributable to Hitachi, Ltd. per share, Diluted (yen)	3.98	(40.08)	(5.29)	(15.21)	(236.87)
Total Hitachi, Ltd. stockholders’ equity ratio (%)	—	—	20.9	10.9	11.2
Cash flows from operating activities	246,915	332,563	—	—	558,947
Cash flows from investing activities	(242,747)	(255,893)	—	—	(550,008)
Cash flows from financing activities	(66,907)	(265,575)	—	—	284,388
Cash and cash equivalents at end of period	—	—	496,451	617,445	807,926
Number of employees	—	—	360,194	358,287	361,796

Notes:	1.	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while revenues and operating income by industry segment have been prepared in conformity with accounting principles generally accepted in Japan.
	2.	Upon the adoption of Accounting Standards Codification 810 with respect to noncontrolling interests in a subsidiary, “Income before income taxes and minority interests”, “Income before minority interests” and “Net income” are changed to “Income before income taxes”, “Net income” and “Net income attributable to Hitachi, Ltd.”, respectively, from Fiscal 2009. The prior year’s amounts have been reclassified in conformity with the Fiscal 2009 presentation.

2. Principal Businesses

There is no material change in principal businesses of Hitachi during the three months ended September 30, 2009.

3. Major Consolidated Subsidiaries

Hitachi, Ltd. separated its Automotive Systems Group to form a wholly owned subsidiary, Hitachi Automotive Systems, Ltd. on July 1, 2009.

Hitachi, Ltd. separated its Consumer Business group to form a wholly owned subsidiary, Hitachi Consumer Electronics, Co., Ltd. on July 1, 2009.

Hitachi, Ltd. merged with Hitachi Communication Technologies, Ltd. with Hitachi, Ltd. to be the surviving company, on July 1, 2009.

4. Number of Employees by Industry Segment (Consolidated basis)

(As of September 30, 2009)
Information & Telecommunication Systems	107,886
Electronic Devices	26,225
Power & Industrial Systems	106,421
Digital Media & Consumer Products	32,238
High Functional Materials & Components	48,274
Logistics, Services & Others	30,123
Financial Services	4,035
Corporate	3,085

Total	358,287

Note:	In addition to the employees shown above, the average number of temporary employees during the second quarter was 38,698.

The number of employees of Hitachi, Ltd. was 31,603 as of September 30, 2009.

Business

1. Risk Factors

The statements below show the risks that the Company recognized as of the filing date of this quarterly report, including changes in factors after the filing date of the annual report . The items set forth in this section contain forward looking statements as described in “Forward-Looking Statements.”

Risks Related to Economic Environment

The recent financial and credit crises and recessionary economies around the world adversely affected and may continue to adversely affect Hitachi’s businesses, financial condition and results of operations.

During the year ended March 31, 2009, the global economy saw the U.S. sub-prime loan problem escalate into a worldwide financial crisis, triggered by the collapse of a major U.S. investment bank in September 2008. The turmoil in the financial markets then spread to the world economy as a whole, causing rapid economic downturns in most industrialized countries, which led to decreases in demand, including declines in real estate and equity values, rising worldwide unemployment, tightened credit markets, depressed consumer confidence and weak housing markets. Japan, in particular, witnessed a rapid economic downturn due to a decline in exports and a corresponding decline in private-sector investment, as well as a fall in consumer demand. In terms of real GDP, the Japanese economy shrank by 3.2% in the year ended March 31, 2009 and it shrank by 3.3%, or an annualized 12.4%, in the quarter ended March 31, 2009. While the Japanese economy grew 0.6%, or an annualized 2.3%, in the quarter ended June 30, 2009, economic prospects are still highly uncertain and there can be no assurance that such growth will continue or that such growth will be sufficient to mitigate the lasting effects of the multiple quarters of negative growth the Japanese economy has recently experienced.

Hitachi’s revenues declined in all segments over the year ended March 31, 2009, but especially in the Power & Industrial Systems segment, the Digital Media & Consumer Products segment and the High Functional Materials & Components segment, in tandem with rapidly falling demand for automobiles, semiconductors, industrial equipment and other products. In the six months ended September 30, 2009, revenues declined in all segments, except for the Financial Services segment, compared with the six months ended September 30, 2008. Decreases were particularly large in the High Functional Materials & Components, the Power & Industrial Systems and the Information & Telecommunication Systems segments due primarily to falling demand for automobiles, semiconductors, industrial equipment and certain other products, as well as stagnant corporate capital investment. The deteriorating market and economic conditions are not likely to improve significantly during the remainder of the year ending March 31, 2010 and we are forecasting significant net losses for the year ending March 31, 2010. Further, such market and economic conditions may continue beyond the year ending March 31, 2010 and may get worse. On a segment-by-segment basis, Hitachi has felt and may continue to feel the following impacts:

•

Information & Telecommunication Systems. The economic downturn has affected domestic businesses and financial institutions that purchase computer systems and systems integration services from Hitachi, and these businesses and financial institutions are seeking to control costs in part by canceling or deferring investment in information technology systems, with consequent adverse impact on sales of Hitachi’s products and services. The economic conditions affected Hitachi’s hard disk drive, or HDD, volumes and prices in the year ended March 31, 2009 and industry consolidation, including Toshiba Corporation’s acquisition of Fujitsu Limited’s HDD business, may also lead to more robust competition.

•

Electronic Devices. Reduced capital spending by manufacturers in the semiconductor industry adversely affected sales of semiconductor manufacturing equipment. Semiconductor manufacturers may continue to restrain capital spending in the year ending March 31, 2010, with adverse impact on sales of Hitachi’s products.

•

Power & Industrial Systems. The worldwide collapse in demand for automobiles severely affected sales of automotive equipment. The worldwide decline in demand for residential and private-sector investment also severely affected sales of construction machinery. These trends may not improve or may even worsen in the year ending March 31, 2010, with adverse impact on sales of Hitachi’s automotive equipment and construction machinery.

•

Digital Media & Consumer Products. Restrained consumer spending in most markets depressed sales. High-end TV models, which Hitachi focuses on, are experiencing declines in both volume and price due to restrained consumer spending and product commoditization. The restrained consumer spending may continue or even worsen, with adverse impact on sales of Hitachi’s consumer products such as flat-panel TVs. The worldwide economic downturn adversely affected sales of optical disk drives. The reduced demand for optical disk drives may continue in the year ending March 31, 2010, with adverse impact on sales of Hitachi’s products.

•

High Functional Materials & Components. Sales, particularly of semiconductor-related materials and automotive-related components, have been depressed due to reduced production volumes by manufacturers in the semiconductor and automotive industries, and such production volume may be lower yet in the year ending March 31, 2010, with adverse impact on sales of Hitachi’s products.

•

Logistics, Services & Others. An overall reduced level of economic activity depressed sales, particularly by overseas sales subsidiaries. Such economic downturn may continue in the year ending arch 31, 2010, with adverse impact on sales by overseas sales subsidiaries and on sales in the logistics business.

•

Financial Services. Reduced levels of capital spending for financial services depressed revenues, particularly in the leasing business for industrial equipment. The reduced capital spending may continue in the year ending March 31, 2010, with adverse impact on sales in the leasing business.

Reduced product demand, manufacturing overcapacity and resulting impairment losses on long-lived assets, and lower average selling prices characterized these downturns. If adverse economic conditions continue, Hitachi’s revenues may decrease as mentioned above, with adverse impact on its profitability.

Hitachi operates on a global scale and as a result substantial portions of Hitachi’s assets and liabilities are exposed to foreign currency exchange rate-related risks.

Since Hitachi conducts business in many foreign countries, the portion of its assets and liabilities that are denominated in various currencies is exposed to risks from fluctuations in foreign currency exchange rates. In addition, Hitachi sells products and purchases raw materials in local currencies, principally the U.S. dollar and the euro. Therefore, fluctuations in foreign currency exchange rates may result in lower revenues or higher costs in yen to Hitachi and thus affect its financial results, which are reported in Japanese yen. Hitachi’s price competitiveness, and thus its financial results, may be harmed if it seeks to increase prices in local currencies to compensate for lower revenues or to increase prices in yen to absorb the higher cost. While Hitachi takes measures to reduce the risks from fluctuations in foreign currency exchange rates, such measures may only delay or temporarily mitigate the adverse impact of such fluctuations and may not be effective.

Hitachi relies on funding from banks, institutional lenders and the capital markets, and the global economic recession and the tightened credit market have affected its ability to obtain short-term and long-term financing.

Hitachi’s primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper and other debt securities. Hitachi needs liquid funds to pay operating expenses, principal of and interest on its debt, and dividends on its capital stock. Hitachi also needs long-term financing to fund, among other things, capital expenditures and research and development expenses. Hitachi believes its cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets can provide sufficient funding for its operations and other liquidity needs.

However, the global economic recession has adversely affected Hitachi’s cash flows from operations, business results and financial condition, which has had an adverse effect on the Company’s credit ratings. Moody’s Investor Services, Inc. downgraded the Company’s long-term credit rating from A1 to A2 in February 2009 and, in May 2009, further downgraded the Company’s long-term credit rating from A2 to A3 and the Company’s short-term credit rating from P-1 to P-2. In June 2009, Standard and Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or S&P, downgraded the Company’s long-term credit rating from A- to BBB+. Also in June 2009, R&I downgraded Hitachi’s long-term credit rating from AA- to A+ and the Company’s short-term credit rating from a-1+ to a-1. Recent and potential future rating downgrades, in conjunction with uncertainty as to the stability of the financial markets, may adversely affect the Company’s ability to obtain additional financing on terms the Company’s considers favorable. Even if Hitachi is able to obtain financing, its reliance on banks and institutional lenders exposes it to risks related to rising interest rates and it may need to increase its reliance on external sources of funding. An increased reliance on debt instruments may further adversely affect the Company’s credit ratings, which might further affect Hitachi’s ability to successfully obtain additional financing on terms it considers favorable. The inability to successfully obtain such financing may require Hitachi to reduce capital expenditures or spending on research and development, which could, in turn, impair its ability to remain competitive.

Furthermore, failure of one or more of Hitachi’s major lenders or a decision by one or more of them to stop lending to Hitachi could have an adverse impact on its access to funding. Additionally, unprecedented conditions in the financial and credit markets may adversely affect the availability of and cost of obtaining financing.

Hitachi invests in marketable securities that are exposed to stock market risks.

Hitachi invests in marketable securities to maintain or promote its business or other relationships with other companies. These marketable securities are exposed to the risk of declining stock market prices. The recent global economic recession has exacerbated such declines and has required, and may continue to require, that Hitachi writes down equity securities that it holds. This has, and may continue to have, an adverse effect on Hitachi’s financial condition and results of operations.

The Company has a number of equity method affiliates and their profits and losses affect Hitachi’s results of operations.

Hitachi has a number of equity method affiliates. If one or more of these equity method affiliates records a significant loss during a given period Hitachi must record that loss in a manner proportionate to its ownership interest in its consolidated financial statements. For example, Renesas Technology, Hitachi’s equity method affiliate, recorded significant net losses in the year ended March 31, 2009 and equity in net loss of affiliated companies attributable to Renesas Technology represented a substantial part of Hitachi’s pre-tax loss in that year. In addition, a decline in the fair value of Hitachi’s investments in these equity method affiliates below the carrying amount of the investments that is deemed other than temporary could require it to record an impairment loss. Further, contractual and other obligations may require Hitachi to maintain these securities despite declining share prices and this may lead to material losses.

The Japanese government recently underwent a regime change and Hitachi may not be able to respond to legislative and regulatory changes in a manner that allows it to maintain profitability.

Following the Democratic Party of Japan’s victory in the August 2009 general election, the Japanese government underwent a regime change. This is only the second time since 1955 that the Liberal Democratic Party has not been the ruling party in Japan. Although it is difficult to predict at this time what economic, fiscal or regulatory policy measures the Democratic Party of Japan may seek to change or implement, its campaign promises focused on, among other things, promoting consumer-friendly and environmentally-friendly legislation, including legislation to greatly reduce greenhouse gases. Hitachi does not know to what extent such measures, if implemented, will affect the Japanese economy as a whole or Hitachi’s businesses specifically. There can be no assurance that Hitachi will be able to respond to legislative and regulatory changes in a manner that allows it to maintain profitability and such legislation may adversely affect its business, financial condition and results of operations.

Risks Related to Industrial Sectors and Business Lines

Hitachi is subject to intense competition in many of the markets in which it operates; and this may adversely affect its results of operations.

The industrial sectors and business lines in which Hitachi is engaged are experiencing increasingly intense competition. Hitachi competes with diverse competitors ranging from huge global corporations to specialized companies. Competitors are increasingly manufacturing products, including sophisticated electronic products, in Low-cost jurisdictions. Low-cost manufacturing and the globalization of the world markets have accelerated the commoditization of certain products, which has resulted in increasingly intense price competition for many of Hitachi’s products. Products which are facing intense price competition or decreases in prices include computer-related products, such as HDDs, disk array subsystems and optical disk drives, semiconductors, liquid crystal displays, or LCDs, digital media products such as flat-panel TVs and home appliances. To succeed in this competitive environment, Hitachi believes that its products and services must be price competitive. The commoditization of such products affects Hitachi’s ability to set prices for its products. If Hitachi is unable to charge comparable prices to those of its competitors, its competitiveness and overall profitability may be harmed. On the other hand, charging comparable prices to those of Hitachi’s competitors may require it to sell products at a loss. Hitachi’s products must also be competitive in terms of engineering sophistication, quality and brand value. Hitachi must introduce its products and services to the markets in a timely manner. There can be no assurance that the products or services that Hitachi offers will be competitive. The failure of such products or services to be competitive may negatively affect Hitachi’s business results.

Rapid technological innovation defines the industries in which Hitachi participates.

New technologies are rapidly emerging in the segments in which Hitachi does business, with the pace of technological innovation being especially notable in the fields of information systems, electronics and digital media. The development of new and advanced technologies, the continuous, timely and cost-effective incorporation of such technologies into products and services, and the effective marketing of such products and services are indispensable to remaining competitive. While introducing such products and services requires a significant commitment to research and development, there can be no assurance that Hitachi’s research and development will be successful. Failure in Hitachi’s endeavors to develop and incorporate such advanced technologies into products and services in a timely manner, or to achieve market acceptance for such products and services, may negatively affect its business, financial condition and results of operations.

Hitachi engages in a substantial number of long-term contracts, and fluctuations in cost during the lifetime of or cancellation of these contracts may adversely affect its business.

Hitachi enters into a substantial number of long-term contracts, particularly in connection with the construction of nuclear, thermal and hydroelectric power plants. Hitachi uses the percentage-of-completion method to recognize revenue from sales of tangible products under these long-term contracts. Under the percentage-of-completion method, Hitachi recognizes revenue from a sale in an amount equal to estimated total revenue from the arrangement multiplied by the percentage that costs incurred to date bear to estimated total costs at completion based upon the most recently available information. The use of the percentage-of-completion method requires Hitachi to make significant assumptions about estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other factors. There can be no assurance that these estimates are correct. Hitachi regularly reviews these estimates and adjusts them as it deems necessary. Hitachi charges any anticipated losses on fixed price contracts to operations when it is able to estimate such losses. However, there can be no assurance that these estimates are correct. Fluctuations in costs can occur for a variety of reasons, many of which are beyond Hitachi’s control. In addition, Hitachi or its counterparties may cancel these contracts, which will require Hitachi to revise its initial assumptions regarding a particular contract, and may adversely affect its business, financial condition and results of operations.

Hitachi relies on third parties to provide it with materials, parts, components and services and failure of such third parties to provide these materials may harm its business.

Hitachi’s manufacturing operations rely on third parties for supplies of materials, parts, components and services of adequate quality and quantity, delivered in a timely manner at a reasonable price. External suppliers may have other customers and may not have sufficient capacity to meet all of Hitachi’s needs during periods of excess demand. Shortages of materials, parts, components and services may cause a sharp rise in their prices. Prices of certain raw materials, parts and components that Hitachi purchases, such as petroleum products, copper, aluminum and semiconductor memory chips, are extremely volatile. Increases in the price of petroleum and other materials, such as copper, steel and synthetic resins, can increase Hitachi’s production costs and may adversely affect its results of operations. Conversely, decreases in commodity prices, such as for raw materials, parts and components, can result in write-downs of inventory. Although Hitachi generally maintains multiple sources of supply and work closely with its suppliers to avoid supply-related problems, such problems, including shortages and delays, may occur, which could materially harm its business, financial condition and results of operations.

The supply and demand balance for particular products affects Hitachi.

Oversupply in the markets in which Hitachi competes may lead to declines in sales prices, revenues and profits. In addition, adjustment to demand may force Hitachi to dispose of excess supply or obsolete equipment or reduce production, which can result in losses. For example, market demand for HDDs has been volatile, and unexpected decline in demand and oversupply could result in a sharp decline in unit prices of HDDs. The semiconductor industry and the LCD industry, in particular, are highly cyclical, and cyclical downturns are characterized by sharp declines in prices and overcapacity. Oversupply in the global markets may negatively affect these businesses, which are conducted primarily by Hitachi’s subsidiaries and affiliates.

Risks Related to Operations

Hitachi may be unable to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business.

Hitachi’s business strategy seeks to rebuild its business portfolio and achieve a stable and profitable business structure mainly by strengthening its Social Innovation Business. Hitachi plans to devote significant resources to strengthen its Social Innovation Business, which Hitachi believes will allow it to exploit synergies across its information and telecommunication systems and social infrastructure businesses, which are supported by its high functional materials and components business, its key devices, such as lithium-ion rechargeable batteries, and its research and development activities. To implement this strategy, Hitachi has incurred and will continue to incur considerable expenses. For example, Hitachi has recently borrowed money to finance tender offers for five of its consolidated subsidiaries as an initial step to convert them into wholly owned subsidiaries and bolster its Social Innovation Business. Hitachi also adopted the Company System, under which it created six virtual companies to reinforce its operating base and further strengthen its Social Innovation Business. Hitachi’s strategy to strengthen its Social Innovation Business is predicated on its ability to coordinate its operations across group companies and segments, foster closer group ties and establish closer capital relationships among its group companies. Hitachi’s efforts to implement this strategy may be unsuccessful or less successful than it currently anticipates. Even if these efforts are successful, there is no assurance that Hitachi will be able to return to profitability, and even if profitability is achieved, it may be unable to sustain or increase it on a quarterly or annual basis.

Hitachi may be unable to successfully divest or otherwise exit businesses that are underperforming, or implement other cost reduction measures.

Hitachi’s business strategy seeks to rebuild its business portfolio and achieve a stable and profitable business structure in part by:

•	closing unprofitable operations;

•	divesting Hitachi’s subsidiaries and affiliated companies;

•	reorganizing production bases and sales networks;

•	selling select assets; and

•	reducing Hitachi’s sales channels, fixed costs and procurement costs.

Examples of these efforts include the corporate split of the Company’s Automotive Systems and Consumer Business Groups, and the closing of Hitachi’s plasma display panel manufacturing facilities. Hitachi’s restructuring efforts may not be implemented in a timely manner or at all, including due to governmental regulations, employment issues or a lack of demand in the M&A market for businesses it may seek to sell. In addition, the Company has a number of listed subsidiaries and from time to time the interests of these listed subsidiaries’ shareholders may conflict with the Company’s interests. Such conflicts of interest may result in difficulties in timely implementing group wide policies, including mergers, corporate splits and other similar transactions to which the listed subsidiaries are parties. Restructuring efforts may also bring about unintended consequences, such as negative customer or employee perceptions, and have caused and may continue to cause Hitachi to incur significant expenses and other costs, including additional impairment losses on its long-lived assets and intangible assets, write-offs of inventory and losses on the disposal of fixed assets and losses related to the sale of securities.

Current and future restructuring efforts may be unsuccessful or less successful than Hitachi presently anticipate and may adversely affect its financial condition and results of operations.

Hitachi may not successfully execute its overseas growth strategies.

Hitachi seeks to expand its business in overseas markets as part of its business strategy. Through such overseas expansion, Hitachi aims to increase its revenues, reduce its costs and improve profitability. In many of these markets, Hitachi faces barriers in the form of long-standing relationships between its potential customers and their local suppliers. In addition, various factors in foreign countries where Hitachi operates may adversely affect its overseas business activities. These factors include:

•

changes in regulations relating to investments, exports, tariffs, antitrust, anti-bribery, consumer and business taxation, intellectual property, foreign trade and exchange controls, environmental and recycling requirements;

•	differences in commercial and business customs such as contract terms and conditions;

•	labor relations;

•	public sentiment against Japan; and

•	other political and social factors as well as economic trends and currency exchange rate fluctuations.

Because of these factors, there can be no assurance that Hitachi will be able to achieve all or any of the initial aims of its overseas growth strategy. This may adversely affect Hitachi’s business growth prospects and results of operations.

Hitachi may be unable to successfully complete or realize the benefits of acquisitions, joint ventures and strategic alliances.

In every operating sector, Hitachi depends to some degree on acquisitions of other companies, joint ventures and strategic alliances with outside partners to design and develop key new technologies and products and to strengthen competitiveness. For example, Hitachi recently engaged in several transactions, including entering into a joint venture with General Electric Company, or GE, and agreeing to integrate Hitachi’s affiliate, Renesas Technology, with NEC Electronics. Such transactions are inherently risky because of the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could adversely affect Hitachi’s business. Decisions made by or the performance of alliance partners that Hitachi cannot control or adverse business trends may also negatively affect the success of its alliances. Hitachi may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. There can be no assurance that these transactions will be beneficial to Hitachi’s business or financial condition. Even assuming these transactions are beneficial, there can be no assurance that Hitachi will be able to successfully integrate acquired businesses or achieve all or any of the initial objectives of these transactions.

An inability to protect Hitachi’s intellectual property rights or to obtain certain intellectual property licenses, or its involvement in legal proceedings relating to intellectual property, may harm its business and prospects.

Hitachi depends in part on proprietary technology and its ability to obtain patents, licenses, trademarks and other forms of intellectual property rights covering its products, product design and manufacturing processes in Japan and other countries. The fact that Hitachi holds such intellectual property rights does not ensure that they will provide a competitive advantage to Hitachi. Various parties may challenge, invalidate or circumvent Hitachi’s patents, trademarks and other intellectual property rights. There can be no assurance that claims allowed on any future patents will be sufficiently broad to protect Hitachi’s technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some of the markets in which Hitachi operates, and its trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons.

Hitachi designs many of its products to include software or other intellectual property licenses from third parties. Competitors may not make their protected technology available to Hitachi, or may make it available to Hitachi only on unfavorable terms and conditions. There can be no assurance that Hitachi will be able to maintain a license for such intellectual property if obtained, for economic or other reasons, or that such intellectual property will give Hitachi the commercial advantages that it desires.

From time to time, Hitachi is sued or receives notices regarding patent and other intellectual property claims. Whether or not these claims have merit, they may require significant resources to defend against and may divert management attention from Hitachi’s business and operations and result in harm to its reputation. In addition, a successful infringement claim and Hitachi’s inability to obtain the license for the infringed technology or substitute similar non-infringing technology may adversely affect its business.

Hitachi is subject to regulatory investigations, private litigation and governmental regulations that may result in substantial costs or otherwise harm its business.

Hitachi faces risks of litigation and regulatory investigation and actions in connection with its operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit Hitachi’s operations, and their existence and magnitude may remain unknown for substantial periods of time. For example, in the past several years, Hitachi has been the subject of investigations of alleged antitrust violations in Japan, Europe and North America. In December 2006, the Company and its subsidiary in Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to LCDs. In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. In November 2007, a subsidiary in the U.S. received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes, or CRTs. In addition, in November 2007, two subsidiaries in Asia and Europe received requests for information from the European Commission in respect of alleged antitrust violations relating to CRTs. Further, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau in respect of alleged antitrust violations relating to CRTs. In June 2009, a subsidiary in Japan received a grand jury subpoena in connection with an investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, both in respect of alleged antitrust violations relating to optical disk drives. Also in June 2009, the Competition Commission of Singapore began an investigation of a subsidiary in Korea, also in respect of alleged antitrust violations relating to optical disk drives. Relevant authorities in the markets in which Hitachi operates continue to investigate Hitachi and may initiate similar investigations in the future. These investigations may result in significant penalties in multiple jurisdictions, and private parties may bring civil actions against Hitachi seeking compensation for damages resulting from the relevant violations. Such substantial legal liability or regulatory action could have a material adverse effect on Hitachi’s business, results of operations, financial condition, cash flows, reputation and credibility.

In addition, Hitachi’s business activities are subject to various governmental regulations in countries where it operates, which include investment approvals, export regulations, tariffs, antitrust, anti-bribery, intellectual property, consumer and business taxation, foreign trade and exchange controls, and environmental and recycling requirements. These regulations do, and other new or amended regulations may further, limit Hitachi’s business activities or increase operating costs. In addition, the enforcement of such regulations, including the imposition of fines or surcharges for violation of such regulations, may adversely affect Hitachi’s results of operations, financial conditions, cash flows, reputation and credibility.

Hitachi may be subject to product liability claims that could result in significant direct or indirect costs.

Hitachi increasingly provides products and services utilizing sophisticated and complicated technologies, including but not limited to components of nuclear power stations. Reliance on external suppliers reduces Hitachi’s control over quality assurance. There is a risk that defects may occur in Hitachi’s products and services. The occurrence of such defects could negatively affect Hitachi’s reputation for quality products, expose it to liability for damages caused by such defects and negatively affect its ability to sell certain products. Even a single significant product defect could materially and adversely affect Hitachi’s results of operations, financial condition and future business prospects. In September 2008, Chubu Electric Power Co., Inc. filed a lawsuit with the Tokyo District Court against the Company seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Hamaoka Nuclear Power Station in the amount of ¥41.8 billion plus interest. In May 2009, Hokuriku Electric Power Company filed a lawsuit with the Tokyo District Court against Hitachi seeking compensation for the breakdown of the turbine vanes in the nuclear reactors at Shika Nuclear Power Station in the amount of ¥20.2 billion plus interest. Although the Company is vigorously defending itself in these lawsuits, there can be no assurance that the Company will not be liable for any amount claimed.

A substantial portion of Hitachi’s operations are conducted in Japan and earthquakes or other natural disasters or events may seriously disrupt them.

Portions of Hitachi’s facilities, including its research and development facilities, manufacturing facilities and the Company’s headquarters, are located in Japan. Historically, Japan has experienced numerous natural disasters such as earthquakes and typhoons. If such significant natural disasters were to directly damage or destroy Hitachi’s facilities, it could disrupt its operations, delay new production and shipments of existing inventory or result in costly repairs, replacements or other costs, all of which would result in significant losses. Even if such significant natural disasters did not directly impact Hitachi’s facilities, they could result in disruptions in distribution channels or supply chains. The spread of infectious diseases such as the H1N1 flu virus may also disrupt Hitachi’s operations, render its employees unable to work, reduce consumer demand for its products or disrupt its distribution and supply channels. In addition, Hitachi is not insured against all potential losses and even losses that insurance covers may not be fully covered and may be subject to challenges of or delays in payment. Direct and indirect disruption of Hitachi’s operations as a result of natural disasters or other events may have a negative impact on its operating activities, results of operations and financial condition.

Hitachi depends heavily on information systems and its inability to maintain the integrity of such information systems may adversely affect its business.

With the increased importance of information systems to Hitachi’s operating activities, disruptions in such information systems due to computer viruses and other factors could have a negative impact on its operating activities, results of operations and financial condition.

Hitachi maintains a large amount of sensitive information about itself as well as its customers and clients and its inability to maintain the confidentiality of such information may adversely affect its business, financial condition, results of operations, reputation and credibility.

Hitachi keeps and manages personal information obtained from its customers, as well as confidential information relating to its technology, R&D, production, marketing and business operations and those of its customers and clients, in various forms. Although Hitachi has implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject Hitachi to complaints or lawsuits for damages or could otherwise have a negative impact on its business, financial condition, results of operations, reputation and credibility.

Hitachi is responsible for a significant amount of employee retirement benefit costs that are based on a number of assumptions.

Hitachi has a significant amount of employee retirement benefit costs that it derives from actuarial valuations based on a number of assumptions. Inherent in these valuations are key assumptions used in estimating pension costs including mortality, withdrawal and retirement rates, changes in wages, the discount rate and expected return on plan assets. Hitachi is required to make judgments regarding the key assumptions by taking into account various factors including personnel demographics, market conditions and expected trends in interest rates. Although management believes that its key assumptions are reasonable in light of the various underlying factors, there can be no assurance that the key assumptions will correspond to actual results. If Hitachi’s key assumptions differ from actual results, the consequent deviation of actual pension costs from estimated costs may have a material adverse effect on its financial condition and results of operations. A decrease in the discount rate may result in an increase in the amount of the actuarial loss which Hitachi amortizes into income over the service lives of its employees. In addition, Hitachi may change these key assumptions, such as the discount rate or the expected return on plan assets. Changes in key assumptions may also have a material adverse effect on Hitachi’s financial condition and results of operations.

Hitachi depends on specially skilled personnel and it may not be able to achieve its business objectives if it fails to attract, hire and retain such personnel.

Hitachi believes it can continue to remain competitive only if it can maintain and secure additional people who are highly skilled in the fields of management and technology. However, the number of skilled personnel is limited and the competition for attracting and maintaining such personnel is intense. Hitachi cannot ensure that it will be able to successfully attract new or maintain its current skilled personnel.

Risks Related to the Shares

Rights of shareholders under Japanese law may be more limited than under the law of other jurisdictions.

The Company’s articles of incorporation, regulations of board of directors, share handling regulations and the Companies Act govern the Company’s corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from or less clearly defined than those that would apply if the Company was incorporated in another jurisdiction. Shareholders’ rights under Japanese law may be significantly different from shareholders’ rights under the law of jurisdictions within the United States or other countries.

Due to daily price range limitations under Japanese stock exchange rules, the sale of shares at a particular price on any particular trading day, or at all, may not be possible.

Stock prices on the TSE, which is the main venue for trading the Company’s common stock, are determined on a real time basis by the balance between bids and offers. The TSE is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the TSE sets daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue between the upward or downward limit prices, if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the TSE may not be able to effect a sale at such price on a particular trading day, or at all.

Due to the unit share system available under Japanese law, holders voting rights may be significantly restricted.

Pursuant to the Companies Act and certain related legislation, the Company’s articles of incorporation provide that 1,000 shares of the Company’s stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other rights relating to voting, and shares constituting less than one unit cannot be traded on Japanese stock exchanges. Under the unit share system, any holder of shares constituting less than a unit has the right to require the Company to buy such holder’s shares. Also, any holder of shares constituting less than a unit may require the Company to sell to such holder such number of shares as may be necessary to raise such holder’s share ownership to a whole unit.

The Company may issue or sell additional shares in the future, which would result in a dilution of existing shareholders.

The Company may issue additional shares in the future within the unissued portion of the Company’s authorized share capital and sell shares held as treasury stock, generally without shareholder vote unless the subscription or sale price is significantly lower than the market price. Issuances and sales of the Company’s shares in the future may be at prices below the prevailing market prices and may be dilutive.

2. Contracts

Hitachi, Ltd. (“Hitachi”), Renesas Technology Corp. (“Renesas”), NEC Electronics Corporation (“NEC Electronics”), NEC Corporation (“NEC”), and Mitsubishi Electric Corporation (“Mitsubishi Electric”) have signed a definitive agreement to integrate business operations at NEC Electronics and Renesas (the “Business Integration”) to the strengthen competitive edge of both companies on September 16, 2009. The summary of Business Integration is as follows.

(1) Structure of Business Integration

An absorption-type merger with NEC Electronics to be the surviving company, and with Renesas to be the extinct company.

(2) Effective date of merger

April 1, 2010

(3) Integration Ratio

For the merger, NEC Electronics will issue shares of common stock to the Renesas common shareholders based on a merger ratio that will be calculated in accordance with the Integration Ratio (NEC Electronics : Renesas = 1 : 1.189). The Integration Ratio is predicated on the completion of that the pre-merger capital injection mentioned below before the Business Integration.

(4) Basis of Calculation of the Integration Ratio

The Integration Ratio under the Business Integration was determined by Hitachi, Renesas, NEC Electronics, NEC, and Mitsubishi Electric after discussions and negotiations as well as consideration of various factors, including the financial results, financial conditions and prospects of NEC Electronics and Renesas, the benefits of the Business Integration and the capital increases described below, and the financial analyses performed by the financial advisors to NEC Electronics and Renesas.

(5) Capital Injection

As a condition to the Business Integration, Renesas will issue shares of its common stock to Hitachi and Mitsubishi Electric, the sole shareholders of Renesas, in exchange for an aggregate of ¥71.7 billion before the effective date of the merger. In addition, on the effective date of the merger, the Integrated Company will issue shares of its common stock to Hitachi, NEC, and Mitsubishi Electric in exchange for an aggregate of approximately ¥134.6 billion.

(6) Outline of the Integrated Company

Company name	Renesas Electronics Corporation (Tentative name)
Headquarters	Kawasaki City, Kanagawa Prefecture, Japan
Representative	Junshi Yamaguchi, Chairman (Present title : President & CEO of NEC Electronics) Yasushi Akao, President (Present title : President of Renesas)
Capital	Undetermined
Major Operations	Research, development, design, manufacture, sale, and services of semiconductor products
Major shareholders and ownership ratio	NEC Corporation	35.46%	(Including 1.49% for Retirement Allowance Trust Account of NEC Corporation)
	Hitachi, Ltd.	30.62%
	Mitsubishi Electric Corporation	25.05%

3. Financial Condition, Business Results and Cash Flows

(1) Outline of Business Results

In the three months ended September 30, 2009, despite seeing resurgent in production and exports due primarily to progress in adjusting electronic device and components inventories and an increase in exports to Asia, the Japanese economy fell short of achieving a self-sustaining recovery due to lackluster consumer spending and housing investment against a backdrop of worsening employment conditions and personal incomes as well as sluggish capital investment. The U.S. and European economies continued to weaken as employment conditions and personal incomes worsened, although there were signals of having bottomed out in some part. On the other hand, in Asia, Chinese economy was robust due to its governmental economic stimulus measures centered on increasing domestic demand. Progress was also seen in other Asian economies as they expanded their exports to China.

Under these economic environments, total revenues were ¥2,232.0 billion in the three months ended September 30, 2009, a 19% decrease compared with the three months ended September 30, 2008 due to decreased revenues in every segment except the Financial Services segment.

Cost of sales was ¥1,740.0 billion in the three months ended September 30, 2009, an 18% decrease compared with the three months ended September 30, 2009. The ratio of cost of sales to total revenues was 78% compared with 77% in the three months ended September 30, 2008.

Selling, general and administrative expenses were ¥466.1 billion in the three months ended September 30, 2009, a 12% decrease compared with the three months ended September 30, 2008. The ratio of selling, general and administrative expenses to total revenues was 21% compared with 19% in the three months ended September 30, 2008.

Operating income, total revenues less cost of sales and selling, general and administrative expenses, was ¥25.8 billion in the three months ended September 30, 2009, a 78% decrease compared with the three months ended September 30, 2008 due primarily to significant decreases in operating income in the Information & Telecommunication Systems, Power & Industrial Systems and High Functional Materials & Components segments caused by lower revenues.

Impairment losses on long-lived assets were ¥0.8 billion in the three months ended September 30, 2009, a ¥41.0 billion decrease compared with the three months ended September 30, 2008. This decrease was because Hitachi did not recognize such a large impairment loss in the three months ended September 30, 2009, as Hitachi recognized in connection with its plasma panel manufacturing facilities in the three months ended September 30, 2008.

Restructuring charges were ¥4.4 billion in the three months ended September 30, 2009, a ¥2.5 billion increase compared with the three months ended September 30, 2008 due primarily to an early retirement program implemented in Hitachi’s metal materials business in order to reduce fixed costs.

Interest income was ¥3.1 billion in the three months ended September 30, 2009, a ¥2.2 billion decrease compared with the three months ended, September 30, 2008 due primarily to lower interest rates.

Hitachi did not account other income in the three months ended September 30, 2009, a ¥5.2 billion decrease compared with the three months ended September 30, 2008 as Hitachi recognized capital gains of ¥5.2 billion from the sale of its mobile communications equipment sales business in the three months ended September 30, 2008 and did not recognize similar gains during the three months ended September 30, 2009.

Interest charges were ¥6.5 billion in the three months ended September 30, 2009, a ¥2.1 billion decrease compared with the three months ended September 30, 2008 due primarily to the effect of lower interest rates.

Other deductions, composed of net loss on securities, net loss on the sale and disposal of rental assets and other property and foreign exchange loss, were ¥24.8 billion in the three months ended September 30, 2009, a ¥1.4 billion increase compared with the three months ended September 30, 2008. Net loss on securities was ¥13.1 billion, a ¥9.9 billion increase compared with the three months ended September 30, 2008 due primarily to a valuation loss on the shares of Hitachi’s equity method affiliated companies in the semiconductor industry. Net loss on the sale and disposal of rental assets and other property was ¥4.9 billion, a ¥2.2 billion increase compared with the three months ended September 30, 2008. Foreign exchange loss was ¥6.6 billion, a ¥10.7 billion decrease compared with the three months ended September 30, 2008.

Equity in net loss of affiliated companies in the three months ended September 30, 2009 were ¥22.2 billion, a ¥21.8 billion increase compared with the three months ended September 30, 2008 due primarily to decreased demand for semiconductors, resulting in losses being recorded by Hitachi’s equity method affiliates in the semiconductor industry.

As a result of the foregoing, income before income taxes decreased ¥83.8 billion compared with the three months ended September 30, 2008, resulting in loss before income taxes of ¥29.3 billion in the three months ended September 30, 2009.

Income taxes were ¥18.7 billion in the three months ended September 30, 2009, a ¥25.8 billion decrease compared with the three months ended September 30, 2008.

As a result, net income decreased ¥58.0 billion compared with the three months ended September 30, 2008, resulting in net loss of ¥48.1 billion in the three months ended September 30, 2009.

Net income attributable to noncontrolling interests in the three months ended September 30, 2009 was ¥2.4 billion, a ¥24.8 billion decrease compared with the three months ended September 30, 2008 due primarily to an overall deterioration of business results of Hitachi’s listed subsidiary.

As a result of the foregoing, net loss attributable to Hitachi, Ltd. were ¥50.5 billion in the three months ended September 30, 2009, a ¥33.1 billion decrease compared with the three months ended September 30, 2008.

Business Results by Industry Segment

The following is a summary of Hitachi’s operations by industry segment. Revenues for each industry segment below include intersegment transactions.

(Information & Telecommunication Systems)

Revenues in the Information and Telecommunications Systems segment in the three months ended September 30, 2009 were ¥565.0 billion, an 18% decrease compared with the three months ended September 30, 2008. This decline was due primarily to lower revenues from both software and services, which reflected a decrease in demand in the financial and industrial sectors for large system construction due to the stagnant Japanese economy. Hardware revenues, including those from disk array equipment and HDDs, also fell due to soft global demand and the effect of foreign currency fluctuations and sales of ATMs in Japan also decreased.

Operating income in the Information and Telecommunications Systems segment in the three months ended September 30, 2009 was ¥23.8 billion, a 51% decrease compared with the three months ended September 30, 2008, due primarily to worsening profitability in hardware and lower earnings in software and services due primarily to lower revenues.

(Electronic Devices)

Revenues in the Electronic Devices segment in the three months ended September 30, 2009 were ¥230.4 billion, a 35% decrease compared with the three months ended September 30, 2008, due primarily to lower revenues at Hitachi High-Technologies Corporation, because of decreased sales of semiconductor-related production equipment and electronic components, and lower sales of LCDs caused by decreased demand. Operating income in the Electronic Devices segment in the three months ended September 30, 2009 was ¥3.3 billion, an 83% decrease compared with the three months ended September 30, 2008, due primarily to weaker profitability associated with decreased revenues.

(Power & Industrial Systems)

Revenues in the Power & Industrial Systems segment in the three months ended September 30, 2009 were ¥778.4 billion, an 11% decrease compared with the three months ended September 30, 2008, due primarily to lower revenues at Hitachi Construction Machinery Co., Ltd. and in the automotive systems business caused by the effect of falling demand, partially offset by an increase in sales of thermal power plants in Europe.

Operating income in the Power & Industrial Systems segment decreased ¥43.1 billion in the three months ended September 30, 2009, resulting in an operating loss of ¥5.8 billion compared with the three months ended September 30, 2008 due primarily to weakening profitability caused by lower revenues at Hitachi Construction Machinery and in the automotive systems business.

(Digital Media & Consumer Products)

Revenues in the Digital Media & Consumer Products segment in the three months ended September 30, 2009 were ¥278.0 billion, a 23% decrease compared with the three months ended September 30, 2009 due primarily to lower revenues in optical disk drives caused by decreased demand, lower sales of air conditioners due to restrained capital investment and a comparatively cool summer, and a substantial reduction in overseas sales channels for flat-panel TVs as part of Hitachi’s business structural reforms.

Operating income in the Digital Media & Consumer Products segment was ¥4.2 billion in the three months ended September 30, 2009, a ¥17.0 billion increase compared with the three months ended September 30, 2008 due primarily to the switch from manufacturing to external procurement of plasma panels and other cost reduction measures despite decreases in revenues.

(High Functional Materials & Components)

Revenues in the High Functional Materials & Components segment in the three months ended September 30, 2009 were ¥306.2 billion, a 34% decrease compared with the three months ended September 30, 2008. This decrease in revenues was due to falling worldwide demand for automotive-related materials and electronics-related products in this segment. Operating income in the High Functional Materials & Components segment in the three months ended September 30, 2009 was ¥8.9 billion, a 73% decrease compared with the three months ended September 30, 2008 due primarily to weakening profitability caused by lower revenues.

(Logistics, Services & Others)

Revenues in the Logistics, Services & Others segment in the three months ended September 30, 2009 were ¥241.8 billion, a 14% decrease compared with the three months ended September 30, 2008, due primarily to lower revenues at Hitachi Transport System, Ltd. because of decreased demand and lower sales at overseas sales subsidiaries. Operating income in the Logistics, Services & Others segment in the three months ended September 30, 2009 was ¥0.9 billion, an 87% decrease compared with the three months ended September 30, 2008, due primarily to weakening profitability caused by lower revenues.

(Financial Services)

Revenues in the Financial Service segment in the three months ended September 30, 2009 were ¥142.8 billion, a 46% increase compared with the three months ended September 30, 2008 due primarily to the recordation of large cancellation penalty payments, partially offset by lower lease transaction volumes. Operating income in the Financial Services segment in the three months ended September 30, 2009 was ¥1.1 billion, an 11% increase compared with the three months ended September 30, 2008.

Business Results by Geographic Segment

The following is a summary of Hitachi’s operations by geographic segment. Revenues for each geographic segment below include intersegment transactions.

(Japan)

Revenues in Japan in the three months ended September 30, 2009 were ¥1,748.7 billion, a 22% decrease compared with the three months ended September 30, 2008 due primarily to lower revenues from automotive-related equipment, materials and components, construction machinery and semiconductor manufacturing equipment due to weakening demand for automobiles, semiconductors, industrial equipment and other products. Operating income in Japan in the three months ended September 30, 2009 was ¥35.9 billion, a 66% decrease compared with the three months ended September 30, 2008 due primarily to a weakening profitability caused by lower revenues.

(Asia)

Revenues in Asia in the three months ended September 30, 2009 were ¥462.7 billion, a 22% decrease compared with the three months ended September 30, 2008 due primarily to a decrease in revenues from HDDs, optical disk drives and high functional materials caused by weaker demand. Operating income in Asia in the three months ended September 30, 2009 was ¥9.4 billion, a 62% decrease compared with the three months ended September 30, 2008 due primarily to an increase in loss of HDDs caused by lower revenues.

(North America)

Revenues in North America in the three months ended September 30, 2009 were ¥188.2 billion, a 31% decrease compared with the three months ended September 30, 2008 due primarily to lower revenues from semiconductor manufacturing equipment, HDDs and automotive-related equipment, materials and components caused by soft demand. Operating loss in North America in the three months ended September 30, 2009 was ¥3.2 billion, a ¥0.3 billion increase compared with the three months ended September 30, 2008 due primarily to weakening profitability caused by falling revenues from automotive-related equipment, materials and components, partially offset by effective cost reduction efforts in Hitachi’s storage solutions business.

(Europe)

Revenues in Europe in the three months ended September 30, 2009 were ¥185.7 billion, a 10% decrease compared with the three months ended September 30, 2008, due primarily to lower revenues from construction machinery by weaker demand, partially offset by an increase in revenues from thermal power plant equipment. Operating income in Europe in the three months ended September 30, 2009 decreased ¥8.2 billion, resulting in an operating loss of ¥5.7 billion, compared with the three months ended September 30, 2008. This decrease was due primarily to lower revenues from construction machinery.

(Other Areas)

Revenues in other areas in the three months ended September 30, 2009 were ¥45.7 billion, a 22% decrease compared with the three months ended September 30, 2008, due primarily to a decline in sales of mineral mining machinery in South Africa and Australia caused by a fall in demand for natural resources. Operating income in other areas in the three months ended September 30, 2009 was ¥2.0 billion, a 52% decrease compared with the three months ended September 30, 2008.

(2) Summary of Financial Position, etc.

Liquidity and Capital Resources

In the three months ended September 30, 2009, there have been no material changes in Hitachi’s policies regarding maintaining liquidity and securing capital, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising. In addition, in the three months ended September 30, 2009, there have been no changes in Hitachi’s debt ratings.

Cash Flows

(Cash flows from operating activities)

Hitachi posted a net loss of ¥48.1 billion in the three months ended September 30, 2009, a ¥58.0 billion decrease compared with the three months ended September 30, 2008. Decrease in inventories increased ¥77.0 billion in the three months ended September 30, 2009, to ¥70.9 billion, compared with the three months ended September 30, 2008 due primarily to efforts to reduce inventories to respond to falling revenues. Accounts payable increased ¥33.0 billion in the three months ended September 30, 2009, to ¥85.9 billion, compared with the three months ended September 30, 2008 due primarily to a decrease in payments in the three months ended September 30, 2009 in response to a reduction in procurement. As a result of the foregoing, cash inflow from operating activities were ¥345.3 billion in the three months ended September 30, 2009, a ¥150.2 billion increase compared with the three months ended September 30, 2008.

(Cash flows from investing activities)

Capital expenditures in the three months ended September 30, 2009 were ¥71.5 billion, a ¥46.0 billion decrease compared with the three months ended September 30, 2009 due primarily to a stricter selection of investments. In the three months ended September 30, 2009, a net sum of ¥72.5 billion was recorded as investments related to property, plant and equipment, where the collection of investments in leases and the proceeds from disposal of rental assets and other property is subtracted from the amount of capital expenditures and the purchase of assets to be leased, a ¥33.0 billion decrease compared with the three months ended September 30, 2008. Proceeds from sale of investments in securities were ¥2.7 billion in the three months ended September 30, 2009, a ¥2.8 billion decrease compared with the three months ended September 30, 2008. On the other hand, purchases of investments in securities in the three months ended September 30, 2009 were ¥34.4 billion, a ¥28.3 billion increase compared with the three months ended September 30, 2008 due primarily to a capital contribution to one of Hitachi’s equity method affiliated companies in the semiconductor industry. In addition, a decrease in short-term investment in the three months ended September 30, 2009 amounted to ¥7.6 billion, a ¥43.1 billion decrease compared with the three months ended September 30, 2008. As a result of the foregoing, investing activities used net cash of ¥104.4 billion in the three months ended September 30, 2009, an ¥11.2 billion increase compared with the three months ended September 30, 2008.

(Cash flows from financing activities)

Net cash used in financing activities were ¥184.7 billion in the three months ended September 30, 2009, a ¥62.1 billion increase compared with the three months ended September 30, 2008 due primarily to the repayment of short-term debt resulting in a ¥169.5 billion of decrease in short-term debt.

The net result of the above items in the three months ended September 30, 2009 amounted to ¥617.4 billion in cash and cash equivalents, a ¥49.5 billion increase compared with the three months ended June 30, 2009. Free cash flows, the sum of cash flows from operating and investing activities, were an inflow of ¥240.9 billion. The inflow increased by ¥138.9 billion compared with the three months ended September 30,2008.

Assets, Liabilities, and Stockholders’ Equity

Total assets as of September 30, 2009 were ¥8,835.1 billion, a ¥568.5 billion decrease from March 31, 2009 due primarily to a decrease in cash and cash equivalents caused by repayment of short-term debt and a reduction in accounts receivable due to lower revenues and efforts to reduce receivables in order to improve capital efficiency.

Total short-term and long-term debt as of September 30, 2009 was ¥2,557.7 billion, a ¥262.3 billion decrease from March 31, 2009.

Noncontrolling interests as of September 30, 2009 were ¥1,111.2 billion, an ¥18.1 billion decrease from March 31, 2009 due primarily to the worsening business results of our publicly-held subsidiaries.

Total Hitachi, Ltd. stockholders’ equity as of September 30, 2009 was ¥962.0 billion, an ¥87.9 billion decrease from March 31, 2009 due primarily to the recognition of a net loss attributable to Hitachi, Ltd., partially offset by a decrease in pension liability adjustments and an increase of net unrealized holding gain on available-for-sale securities.

As a result of the above, as of September 30, 2009, the ratio of Hitachi, Ltd. stockholders’ equity to total assets was 10.9% compared with 11.2% as of March 31, 2009. The ratio of total short-term and long-term debt to total equity as of September 30, 2009 was 1.23 compared with 1.29 as of March 31, 2009.

(3) Business Strategy

The statements below show Hitachi’s business strategy as of the filing date of this quarterly report, including changes in its strategy after the filing date of the annual report. These contain forward-looking statements as described in “Forward-Looking Statements.”

Hitachi is currently transforming its business portfolio and establishing a stable and profitable business structure. At the same time, Hitachi aims to further strengthen its identity as a leading global, environmentally-friendly technological and industrial company. Hitachi plans to achieve these goals by focusing on its Social Innovation Business. This focus includes exiting underperforming businesses or businesses that share few synergies with its Social Innovation Business as well as combining technologies that share synergies in order to strengthen existing and develop new businesses. Hitachi is also implementing a variety of operational cost reduction measures, including reorganizing its operation and production bases and reducing its workforce. The following are its specific business strategies:

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Strengthening its Social Innovation Business. Hitachi aims to achieve sustainable growth by leveraging its competitiveness in its Social Innovation Business, which will take advantage of its strengths and exploit synergies across its information and telecommunication systems and social infrastructure businesses as well as businesses that integrate these businesses. In addition, Hitachi believes its Social Innovation Business will be differentiated and enhanced by its high functional materials and components business, its key devices, such as lithium-ion rechargeable batteries, and its research and development activities. In the year ended March 31, 2009, internal management reports show that its information and telecommunication systems and social infrastructure businesses, as well as its high functional materials and components business, combined to account for a substantial portion of its total revenues as well as a substantial portion of operating income in its profitable business lines. Hitachi is implementing measures in its information and telecommunication systems, social infrastructure, and high functional materials and components businesses to improve its presence in the Social Innovation Business and thereby steadily increase profits.

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Restructuring and divestiture of underperforming businesses and implementing cost reduction measures. Hitachi is establishing a stable and profitable business structure, including by restructuring or exiting underperforming businesses or businesses that share few synergies with its Social Innovation Business. Examples of such restructuring include the ongoing transfer of its LCD businesses to Panasonic Corporation and Canon, Inc., the outsourcing of glass panel components for plasma TVs and the forthcoming integration of its affiliate, Renesas Technology Corp., and NEC Electronics Corporation. In addition, Hitachi will continue to implement a variety of cost reduction measures, including integrating, closing and reorganizing several development and manufacturing facilities, reducing its plant and equipment investment and substantially reducing fixed costs and procurement costs.

•

Strengthening of consolidated group management. Hitachi has taken and continues to take measures with a view to fostering closer ties and establishing a closer capital relationship among its consolidated group companies and facilitating the timely implementation of business strategies and other initiatives, leading to improved competitiveness and profitability. For example, Hitachi is in the process of converting five listed consolidated subsidiaries into wholly owned subsidiaries, which it believes will benefit its Social Innovation Business by establishing closer ties and relationships and will also enable it to reflect more of those companies’ profits in its statement of operations and to enjoy benefits of consolidated taxation.

4. Consolidated R&D Expense

(Billions of yen)
Industry Segment	Second Quarter of Fiscal 2009
Information & Telecommunication Systems	37.5
Electronic Devices	10.6
Power & Industrial Systems	20.9
Digital Media & Consumer Products	6.6
High Functional Materials & Components	11.2
Logistics, Services & Others	0.6
Financial Services	0.0
Corporate	4.3

Total	92.2

Consolidated Capital Investment (Completion basis)

		(Billions of yen)
Industry Segment	Second Quarter of Fiscal 2009	Fiscal 2009 (Revised Forecast)
Information & Telecommunication Systems	11.3	53.0
Electronic Devices	5.7	24.0
Power & Industrial Systems	27.8	114.0
Digital Media & Consumer Products	5.7	21.0
High Functional Materials & Components	12.1	51.0
Logistics, Services & Others	4.5	19.0
Financial Services	69.7	294.0
Eliminations & Corporate items	(3.7)	(16.0)

Total	133.4	560.0

Note: The figures shown in the table above include investment in leasing assets.

Information on the Company

1. Capital as of September 30, 2009                                             282,033 million yen

2. Matters Concerning Shares

Authorized (Common Stock)	10,000,000,000 shares
Shares Issued (Common Stock)
Number of shares issued as of September 30, 2009:	3,368,126,056 shares
Number of shares issued as of November 16, 2009:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Matters Concerning Stock Acquisition Rights, etc. (As of September 30, 2009)

Bonds with Stock Acquisition Rights

Name of Stock Acquisition Rights	Series A Zero Coupon Convertible Bonds due 2009	Series B Zero Coupon Convertible Bonds due 2009
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 60,827,250 shares	Common Stock 60,827,250 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	¥822 per share	¥822 per share
Period during Which Stock Acquisition Rights May Be Exercised	From November 2, 2004 to October 5, 2009 (London time)	From November 2, 2004 to October 5, 2009 (London time)

Note:	The stock acquisition rights expired on October 5, 2009 (London time), and the bonds were redeemed on October 19, 2009.

4. Major Shareholders

			(As of September 30, 2009)
	Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1	The Master Trust Bank of Japan, Ltd. (Trust Account)	190,414,000	5.65
2	NATS CUMCO	150,292,700	4.46
3	Japan Trustee Services Bank, Ltd. (Trust Account )	136,568,000	4.05
4	Hitachi Employees’ Shareholding Association	117,443,952	3.49
5	Nippon Life Insurance Company	98,173,195	2.91
6	The Dai-Ichi Mutual Life Insurance Company	71,361,222	2.12
7	State Street Bank and Trust Company 505224	57,249,840	1.70
8	SSBT OD05 Omnibus Account China Treaty Clients 808150	52,844,443	1.57
9	Meiji Yasuda Life Insurance Company	48,159,618	1.43
10	Hitachi, Ltd. (Treasury Stock)	43,847,885	1.30

Notes:	1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.
	2.	The number of shares held by The Dai-Ichi Mutual Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”)
	3.	The Company received copies of filing made to the Kanto Local Finance Bureau. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under the Financial Instruments and Exchange Law of Japan. The summary of the copies is as follows.

(i)
Name of reporting person	Mitsubishi UFJ Trust and Banking Corporation etc.
Date of event which requires reporting	October 13, 2008
Amount of shares beneficially owned by the reporting person	169,748,898 shares
Percentage to total shares issued	5.04%

(ii)
Name of reporting person	Nomura Securities Co., Ltd. etc.
Date of event which requires reporting	August 14, 2009
Amount of shares beneficially owned by the reporting person	176,973,824 shares
Percentage to total shares issued	5.07%

Note:	The Company received a copy of filing made to the Kanto Local Finance Bureau indicating that Nomura Securities Co., Ltd. etc. own 60,839,724 shares, representing 1.81% of the Company’s total issued shares as of October 30, 2009.

5. Total Number of Voting Rights Held by All The Shareholders

3,296,155 voting rights (as of September 30, 2009)

6. Share Price

The following table sets forth the reported high and low prices of the Company’s common stock on the first section of the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information

April 2009	346	264
May 2009	404	305
June 2009	334	297
July 2009	323	262
August 2009	337	315
September 2009	331	275

7. Change in Senior Management

New Executive Officer (Effective July 1, 2009)

Name (Date of birth)	Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions	Share ownership
Makoto Ebata
(Feb. 23, 1947)	Vice President and Executive Officer (Procurement)	7/2009	Vice President and Executive Officer, Hitachi, Ltd.	36,000 shares
		4/2008	Deputy Chairman, Hitachi Europe Ltd.
		4/2004	Vice President and Executive Officer (Retired in March 2008)
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

Note: The term of office of Mr. Makoto Ebata will expire on March 31, 2010.

Change in Responsibility of Executive Officer (Effective July 1, 2009)

Name	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Taiji Hasegawa	Representative Executive Officer Senior Vice President and Executive Officer (Procurement)	Representative Executive Officer Senior Vice President and Executive Officer (Procurement, motor power systems and battery systems business)

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2009 and March 31, 2009

	Millions of yen
Assets	September 30, 2009	March 31, 2009
Current assets:
Cash and cash equivalents	617,445	807,926
Short-term investments (note 3)	23,515	8,654

Trade receivables, net of allowance for doubtful receivables of ¥46,687 million as of September 30, 2009 and ¥46,486 million as of March 31, 2009:
Notes (notes 5 and 12)	85,811	105,218
Accounts (note 5)	1,814,978	2,028,060
Investments in leases (note 5)	181,507	170,340
Inventories (note 4)	1,380,600	1,456,271
Prepaid expenses and other current assets	469,900	488,930

Total current assets	4,573,756	5,065,399

Investments and advances, including affiliated companies (note 3)	704,042	693,487
Property, plant and equipment:
Land	473,685	464,935
Buildings	1,933,093	1,915,992
Machinery and equipment	5,631,640	5,640,623
Construction in progress	72,859	86,842

	8,111,277	8,108,392
Less accumulated depreciation	5,791,743	5,714,446

Net property, plant and equipment	2,319,534	2,393,946

Other assets (note 6)	1,237,832	1,250,877

Total assets	8,835,164	9,403,709

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Equity	September 30, 2009	March 31, 2009
Current liabilities:
Short-term debt (note 5)	745,762	998,822
Current portion of long-term debt	409,572	531,635

Trade payables:
Notes	23,453	39,811
Accounts	1,032,898	1,138,770
Accrued expenses (note 12)	878,420	878,454
Income taxes	40,559	24,689
Advances received	417,039	386,519
Other current liabilities	505,906	623,204

Total current liabilities	4,053,609	4,621,904

Long-term debt (note 5)	1,402,398	1,289,652
Retirement and severance benefits	1,033,107	1,049,597
Other liabilities	272,721	263,204

Total liabilities	6,761,835	7,224,357

Equity (note 11):
Common stock (note 9)	282,033	282,033
Capital surplus	559,878	560,066
Legal reserve and retained earnings	687,219	820,440
Accumulated other comprehensive loss	(540,930)	(586,351)
Treasury stock, at cost (note 10)	(26,164)	(26,237)

Total Hitachi, Ltd. Stockholders’ equity	962,036	1,049,951

Noncontrolling interests	1,111,293	1,129,401

Total equity	2,073,329	2,179,352

Commitments and contingencies (note 12)

Total liabilities and equity	8,835,164	9,403,709

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2009 and 2008

	Millions of yen
	2009	2008
Revenues	4,124,958	5,310,547

Cost of sales	(3,200,326)	(4,073,494)
Selling, general and administrative expenses	(949,392)	(1,039,971)

Impairment losses for long-lived assets (note 13)	(1,364)	(44,685)
Restructuring charges (note 14)	(13,637)	(5,188)
Interest income	5,868	12,729
Dividends income	3,480	4,430
Gains on sales of stock by subsidiaries or affiliated companies	183	360
Other income (note 15)	—	5,203
Interest charges	(13,558)	(18,273)
Other deductions (note 15)	(27,666)	(17,362)
Equity in net earnings (loss) of affiliated companies	(38,685)	3,847

Income (loss) before income taxes	(110,139)	138,143

Income taxes (note 7)	(28,735)	(73,864)

Net income (loss)	(138,874)	64,279

Less net income (loss) attributable to noncontrolling interests	(5,653)	50,092

Net income (loss) attributable to Hitachi, Ltd.	(133,221)	14,187

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share (note 16):
Basic	(40.08)	4.27
Diluted	(40.08)	3.98

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended September 30, 2009 and 2008

	Millions of yen
	2009	2008
Revenues	2,232,057	2,767,052

Cost of sales	(1,740,071)	(2,117,559)
Selling, general and administrative expenses	(466,150)	(530,104)

Impairment losses for long-lived assets (note 13)	(894)	(41,920)
Restructuring charges (note 14)	(4,404)	(1,861)
Interest income	3,174	5,416
Dividends income	622	804
Other income (note 15)	—	5,203
Interest charges	(6,524)	(8,673)
Other deductions (note 15)	(24,878)	(23,397)
Equity in net loss of affiliated companies	(22,243)	(433)

Income (loss) before income taxes	(29,311)	54,528

Income taxes (note 7)	(18,796)	(44,629)

Net income (loss)	(48,107)	9,899

Less net income (loss) attributable to noncontrolling interests	2,449	27,269

Net income (loss) attributable to Hitachi, Ltd.	(50,556)	(17,370)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share (note 16):
Basic	(15.21)	(5.23)
Diluted	(15.21)	(5.29)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2009 and 2008

	Millions of yen
	2009	2008
Cash flows from operating activities:
Net income (loss)	(138,874)	64,279
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	223,877	236,775
Amortization	60,618	71,276
Impairment losses for long-lived assets	1,364	44,685
Equity in net (earnings) loss of affiliated companies	38,685	(3,847)
Gain on sale of investments in securities and other	(1,444)	(1,368)
Impairment of investments in securities	13,510	9,122
Loss on disposal of rental assets and other property	10,064	5,698
Decrease in receivables	230,136	220,755
(Increase) decrease in inventories	60,699	(194,003)
(Increase) decrease in prepaid expenses and other current assets	47,056	(27,349)
Decrease in payables	(125,521)	(104,774)
Increase (decrease) in accrued expenses and retirement and severance benefits	14,460	(44,626)
Increase (decrease) in accrued income taxes	15,857	(2,755)
Decrease in other current liabilities	(90,424)	(16,705)
Net change in inventory-related receivables from financial services	(2,401)	227
Other	(25,099)	(10,475)

Net cash provided by operating activities	332,563	246,915

Cash flows from investing activities:
Decrease in short-term investments	1,711	50,729
Capital expenditures	(155,983)	(230,858)
Purchase of assets to be leased	(122,062)	(162,594)
Collection of investments in leases	82,868	129,781
Proceeds from disposal of rental assets and other property	13,248	19,201
Proceeds from sale of investments in securities and other	7,086	40,417
Purchase of investments in securities and other	(40,730)	(28,976)
Purchase of software	(49,413)	(63,047)
Other	7,382	2,600

Net cash used in investing activities	(255,893)	(242,747)

Cash flows from financing activities:
Decrease in short-term debt, net	(251,990)	(21,096)
Proceeds from long-term debt	317,641	159,736
Payments on long-term debt	(316,588)	(182,081)
Proceeds from sale of common stock by subsidiaries	222	461
Dividends paid to Hitachi, Ltd. stockholders	(134)	(9,943)
Dividends paid to noncontrolling interests	(13,560)	(13,132)
Acquisition of common stock for treasury	(77)	(614)
Proceeds from sales of treasury stock	70	154
Other	(1,159)	(392)

Net cash used in financing activities	(265,575)	(66,907)

Effect of exchange rate changes on cash and cash equivalents	(1,576)	(1,770)

Net decrease in cash and cash equivalents	(190,481)	(64,509)
Cash and cash equivalents at beginning of period	807,926	560,960

Cash and cash equivalents at end of period	617,445	496,451

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Accounting Standards Codification issued by the FASB

The Company adopted the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (the FASB) as of September 30, 2009. The ASC is established as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rules and interpretive releases of the United States Securities and Exchange Commission (the SEC) under authority of federal securities laws are also sources of authoritative accounting principles generally accepted in the United States for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (ASUs). ASUs will not be authoritative. Instead, they will only serve to update the ASC. These changes and the ASC itself do not change accounting principles generally accepted in the United States. Other than the manner in which accounting guidance is referenced, the adoption of these changes had no effect on the Company’s consolidated financial statements.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. The definition of a VIE is included in ASC 810, “Consolidation.” This guidance addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from September 30 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

(d)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including events that do not have tax consequences, tax credits and valuation allowances, to income before income taxes in accordance with the provisions for interim reporting included in ASC 740, “Income Taxes.” The effect of a change as a result of a change in judgement about the realizability of the related deferred tax asset is recognized in the interim period in which the change occurs.

(e)	Disclosures about Segments of an Enterprise and Related Information

ASC 280, “Segment Reporting,” establishes guidance about how a public business enterprise is required to report financial and descriptive information about its operating segments. This guidance defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, the guidance requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. Certain foreign private issuers (FPIs) are presently exempted from the segment disclosure requirements of ASC 280 in filings with the SEC under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on ASC 280. However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (FIRE) rule. The FIRE rule eliminates an instruction to the Form 20-F that is filed under the Securities Exchange Act of 1934 that permitted certain FPIs to omit segment disclosures required by ASC 280, as well as other enhancements. This aspect of the FIRE rule regarding elimination of ability to omit segment disclosures is effective for fiscal years ending on or after December 15, 2009.

(f)	Accounting Changes

The Company adopted the provisions of ASC 805, “Business Combinations,” and the provisions regarding noncontrolling interests in a subsidiary of ASC 810 on April 1, 2009. These provisions improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of ASC 805 require an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, the related provisions of ASC 810 clarify that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions resulting in changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. For the six and three months ended September 30, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements except for the change in reporting of noncontrolling interests.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The Company adopted the provisions regarding fair value measurements that are included primarily in ASC 820, “Fair Value Measurements and Disclosures,” on April 1, 2009, for non-recurring valuations of non-financial assets and non-financial liabilities, such as those used in measuring impairments of goodwill, other intangible assets, other long-lived assets and fair value measurements of non-financial assets acquired and non-financial liabilities assumed in business combinations consummated after the effective date. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 470, “Debt,” related to debt with conversion and other options on April 1, 2009. These provisions require that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The requirements must be applied retrospectively to all periods presented. For the six and three months ended September 30, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 320, “Investment – Debts and Equity Securities,” related to recognition and presentation of other-than-temporary impairments on April 1, 2009. These provisions modify the existing model for recognition and measurement of impairment for debt securities. Under the provisions, an other-than-temporary impairment is triggered when there is intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security. Additionally, the provisions change the presentation of an other-than-temporary impairment in the statement of operations for those impairments involving credit losses when the holder does not intend to sell the security and it is not more likely than not that the holder will be required to sell the security before recovery of its amortized cost basis. The credit loss component will be recognized in earnings and the remainder of the impairment will be recorded in other comprehensive income or loss. For the six and three months ended September 30, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 820 related to the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly on April 1, 2009. These provisions provide additional guidance for estimating fair value in accordance with other provisions of ASC 820 when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. The provisions also include guidance on identifying circumstances that indicate a transaction is not orderly. For the six and three months ended September 30, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

(g)	Subsequent Events

The Company adopted the provisions of ASC 855, “Subsequent Events,” from the three months ended June 30, 2009. The Company evaluated subsequent events through November 16, 2009, the date the Company filed its quarterly report with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(h)	Recently Issued Accounting Guidance

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140,” the provisions of which will be included in ASC 860, “Transfers and Servicing.” These provisions remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to qualifying special-purpose entities. This guidance modifies the financial-components approach used to account for transfers of financial assets, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. The provisions also require enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement. The provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this guidance on the consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” the provisions of which will be included in ASC 810. These provisions establish how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions also require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this guidance on the consolidated financial position and results of operations.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value.” ASU 2009-05 amends ASC 820 by providing additional guidance, including illustrative examples, clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the guidance in ASU 2009-05 requires that the fair value of a liability be measured using one or more of the listed valuation techniques that should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In addition, the guidance in ASU 2009-05 clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance also clarifies how the price of a traded debt security (an asset value) should be considered in estimating the fair value of the issuer’s liability. The guidance in ASU 2009-05 is effective for the first reporting period, including interim periods, beginning after its issuance, with earlier application permitted if financial statements for prior periods have not been issued. The Company is currently evaluating the effect that the guidance in ASU 2009-05 will have on the Company’s consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.” The consensus codified in ASU 2009-13 supersedes certain provisions regarding multiple element arrangements in ASC 605, “Revenue Recognition,” and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative selling price method) following an established selling price hierarchy for determining the selling price of a deliverable, and eliminating the use of the residual method for multiple deliverable arrangements subject to ASC 605-25. The guidance in ASU 2009-13 requires both ongoing disclosures regarding an entity’s multiple-deliverable revenue arrangements as well as certain transitional disclosures during periods after adoption. All entities must have adopted the guidance in ASU 2009-13 no later than the beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt the guidance through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Entities may elect earlier application. The Company is currently evaluating the effect of adopting the guidance in ASU 2009-13 on the consolidated financial position and results of operations.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” The consensus codified in ASU 2009-14 is expected to significantly affect how entities account for revenue arrangements that contain both tangible products and software elements. Currently, arrangements containing both tangible products and software are accounted for based on the provisions regarding revenue recognition included in ASC 985, “Software,” if the software is considered more than incidental to the product or service. The guidance in ASU 2009-14 changes revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product’s essential functionality by eliminating them from the scope of ASC 985. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010. An entity must select the same transition method and same period for the adoption of both this guidance and the revisions to the multiple-deliverable revenue arrangements guidance required by ASU 2009-13. The Company is currently evaluating the effect of adopting the guidance in ASU 2009-14 on the consolidated financial position and results of operations.

(i)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

The Company adopted the provisions of ASC 810 with respect to noncontrolling interest in a subsidiary on April 1, 2009. Noncontrolling interests, which were previously referred to as minority interests and were classified between liabilities and stockholders’ equity on the consolidated balance sheets as a separate component, are included in equity. In addition, consolidated net income (loss) on the consolidated statement of operations now includes the net income (loss) attributable to noncontrolling interests. As the presentation requirements of these provisions are applied retrospectively, the presentation of the prior year’s financial statements has been reclassified in conformity with the presentation of the financial statements for the six and three months ended and as of September 30, 2009.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of September 30, 2009 and March 31, 2009 are as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Investments in securities:
Available-for-sale securities
Governmental debt securities	14,882	6,510
Corporate debt securities	6,171	1,667
Other securities	2,210	301
Held-to-maturity securities	72	82
Trading securities	180	94

	23,515	8,654

Investments and advances, including affiliated companies as of September 30, 2009 and March 31, 2009 are as follows:
	Millions of yen
	September 30, 2009	March 31, 2009
Investments in securities:
Available-for-sale securities
Equity securities	150,987	120,434
Governmental debt securities	1,235	1,459
Corporate debt securities	28,784	27,328
Other securities	8,618	9,394
Held-to-maturity securities	204	204
Cost-method investments	48,909	53,325
Investments in affiliated companies	299,238	309,429
Advances and other	166,067	171,914

	704,042	693,487

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2009 and March 31, 2009.

	Millions of yen
	September 30, 2009
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Governmental debt securities	14,876	6	—	14,882
Corporate debt securities	6,175	15	19	6,171
Other securities	2,206	4	—	2,210

	23,257	25	19	23,263

Investments and advances:
Equity securities	90,248	62,443	1,704	150,987
Governmental debt securities	1,258	9	32	1,235
Corporate debt securities	26,397	2,600	213	28,784
Other securities	8,420	273	75	8,618

	126,323	65,325	2,024	189,624

	149,580	65,350	2,043	212,887

	Millions of yen
	March 31, 2009
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Governmental debt securities	6,500	10	—	6,510
Corporate debt securities	1,692	—	25	1,667
Other securities	301	4	4	301

	8,493	14	29	8,478

Investments and advances:
Equity securities	89,965	34,800	4,331	120,434
Governmental debt securities	1,614	7	162	1,459
Corporate debt securities	26,611	1,337	620	27,328
Other securities	9,373	93	72	9,394

	127,563	36,237	5,185	158,615

	136,056	36,251	5,214	167,093

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2009 and March 31, 2009.

	Millions of yen
	September 30, 2009
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	926	14	1,595	5

Investments and advances:
Equity securities	5,172	747	3,043	957
Governmental debt securities	968	32	—	—
Corporate debt securities	629	21	8,499	192
Other securities	—	—	342	75

	6,769	800	11,884	1,224

	7,695	814	13,479	1,229

	Millions of yen
	March 31, 2009
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	1,288	9	279	16
Other securities	—	—	—	4

	1,288	9	279	20

Investments and advances:
Equity securities	21,836	3,092	4,336	1,239
Governmental debt securities	838	162	—	—
Corporate debt securities	3,089	156	10,220	464
Other securities	995	67	27	5

	26,758	3,477	14,583	1,708

	28,046	3,486	14,862	1,728

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

Equity securities consist primarily of stocks issued by Japanese listed companies. Governmental debt securities consist primarily of Japan treasury bonds. Corporate debt securities consist primarily of structured bonds. Other securities consist primarily of investments funds.

The proceeds from the sale of available-for-sale securities for the six and three months ended September 30, 2009 were ¥2,283 million and ¥1,726 million, respectively. The gross realized gain on the sale of those securities for the six and three months ended September 30, 2009 was ¥440 million and ¥288 million, respectively. The gross realized loss on the sale of those securities for the six and three months ended September 30, 2009 was ¥2 million.

For the six and three months ended September 30, 2009, other comprehensive income (loss), net of reclassification adjustments, included an unrealized gain of ¥19,629 million and an unrealized loss of ¥1,562 million, respectively, and reclassification adjustments for realized income (loss) in net income (loss) amounted to a net gain of ¥1,368 million and ¥685 million, respectively.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of September 30, 2009 are as follows:

	Millions of yen
	Held-to-maturity	Available-for-sale	Total
Due within five years	5	11,027	11,032
Due after five years through ten years	199	2,800	2,999
Due after ten years	—	24,810	24,810

	204	38,637	38,841

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of September 30, 2009 and March 31, 2009 were ¥48,483 million and ¥51,197 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(4)	Inventories

Inventories as of September 30, 2009 and March 31, 2009 are summarized as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Finished goods	529,481	617,526
Work in process	643,916	610,297
Raw materials	207,203	228,448

	1,380,600	1,456,271

(5)	Securitizations

The Company and certain subsidiaries securitize certain financial assets, such as lease, trade and mortgage loans receivable, and arrange other forms of asset-backed financing for the purpose of providing diversified and stable fund raising as part of their ongoing securitization activities. Historically, they have used both Hitachi-supported and third-party Special Purpose Entities (SPEs) to execute securitization transactions funded with commercial paper and other borrowings. The securitization transactions they engage in are similar to those used by many financial institutions.

Investors in these entities only have recourse to the assets owned by the entity and not to their general credit, unless noted below. They do not provide non-contractual support to SPEs and do not have implicit support arrangements with any SPEs. The majority of their involvement with SPEs relate to the securitization activities: assisting in the formation and financing of an entity, providing recourse, servicing the assets and receiving fees for services provided.

A portion of these lease, trade and mortgage loans receivable is transferred to SPEs sponsored by financial institutions, which operate those SPEs as a part of their businesses. Accordingly, the amount of assets transferred by the Company and its subsidiaries is considerably small compared to the total assets of the SPEs sponsored by these financial institutions that purchase a large amount of assets from entities other than the Company and its subsidiaries. In certain transactions, the Company’s subsidiaries retain subordinated interests in the transferred assets. In other transactions, investors have recourse with a scope that is considerably limited.

Most of the transactions transferring lease and mortgage loans receivable utilize securitization trusts. In those transactions, certain subsidiaries initially transfer the receivables to trusts that satisfy the conditions of Qualifying SPEs (QSPEs), and receive the beneficial interests in trusts originated from the transferred assets. Subsequently, the subsidiaries transfer the interests to and receive cash as consideration from SPEs that are not QSPEs, as a part of off-balance sheet arrangements.

The rest of these financial assets, consisting mainly of trade receivables, are transferred to QSPEs established by certain of the Company’s subsidiaries in the Cayman Islands. In those transactions, the Company and certain subsidiaries receive cash as consideration from QSPEs that are funded through the issuance of asset-backed securities or other borrowings from investors that are secured by the transferred assets. The Company and certain subsidiaries retain subordinated interests in the transferred assets relating to these transactions, or otherwise investors have recourse with considerably limited scope. Furthermore, the Company and certain subsidiaries retain servicing responsibility, and certain of the Company’s subsidiaries provide credit facilities to QSPEs in accordance with the service agency business contracts from which temporary payments on behalf of such QSPEs are made.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

As of September 30, 2009, the Company and its subsidiaries have three QSPEs with outstanding balances of transferred receivables. The total amount of their assets was ¥164,863 million as of March 31, 2009 and there has been no material change in the total amount of their assets during the six months ended September 30, 2009. The Company and its subsidiaries do not hold any of the voting shares issued by those QSPEs, and none of the directors of those QSPEs are executives or employees of the Company or its subsidiaries. Additionally, the QSPEs also purchase receivables from third-party customers.

The transferred assets have similar risks and characteristics to the Company’s and subsidiaries’ receivables recorded on the consolidated balance sheets. Accordingly, the performance, such as collections or expected credit loss, of these transferred assets has been similar to the receivables recorded on the consolidated balance sheets; however, the blended performance of the pools of transferred assets reflects the eligibility screening requirements that the Company and subsidiaries apply to determine which receivables are selected for transfer. Therefore, the blended performance may differ from receivables recorded on the consolidated balance sheets.

Hitachi Capital Corporation and certain other financing subsidiaries sold lease receivables to SPEs that are not QSPEs. Net gains recognized on the sale of these lease receivables for the six and three months ended September 30, 2009 were ¥4,864 million and ¥2,902 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

The table below summarizes cash flows received from and paid to the SPEs during the six and three months ended September 30, 2009:

	Millions of yen
	Six months ended September 30, 2009	Three months ended September 30, 2009
Proceeds from transfer of lease receivables	81,498	48,237
Servicing fees received	37	18
Purchases of delinquent or ineligible assets	(50,524)	(15,687)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2009 and the year ended March 31, 2009 is as follows:

	Millions of yen
	September 30, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,122,922	395	958
Assets transferred	(534,803)

Assets held in portfolio	588,119

	Millions of yen
	March 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,172,350	218	1,779
Assets transferred	(599,872)

Assets held in portfolio	572,478

As of September 30, 2009 and March 31, 2009, the amount of the subordinated interests measured at fair value relating to these securitizations of lease receivables was ¥77,364 million and ¥87,247 million, respectively.

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of lease receivables as of September 30, 2009 and March 31, 2009 are as follows:

	September 30, 2009	March 31, 2009
Weighted average life (in years)	3.1	3.3
Expected credit loss	0.01-0.04%	0.00-0.03%
Discount rate	0.45-0.77%	0.80-1.16%

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions as of September 30, 2009 and March 31, 2009 is as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Expected credit loss:
Impact on fair value of 10% adverse change	(239)	(234)
Impact on fair value of 20% adverse change	(478)	(468)
Discount rate:
Impact on fair value of 10% adverse change	(129)	(265)
Impact on fair value of 20% adverse change	(258)	(528)

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to QSPEs and SPEs that are not QSPEs. During the six and three months ended September 30, 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥389,846 million and ¥216,555 million, respectively, and net losses recognized on those transfers were ¥948 million and ¥504 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

Quantitative information about delinquencies, net credit loss, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the six months ended September 30, 2009 and the year ended March 31, 2009 is as follows:

	Millions of yen
	September 30, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	886,746	7,079	1,306
Assets transferred	(327,895)

Assets held in portfolio	558,851

	Millions of yen
	March 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	1,003,491	11,079	5,202
Assets transferred	(269,685)

Assets held in portfolio	733,806

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

As of September 30, 2009 and March 31, 2009, the amount of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable was ¥35,890 million and ¥20,807 million, respectively.

A portion of these trade receivables excluding mortgage loans receivable was transferred to QSPEs. The aggregate cash received from and paid to the QSPEs for the six and three months ended September 30, 2009 are summarized as follows:

	Millions of yen
	Six months ended September 30, 2009	Three months ended September 30, 2009
Proceeds from transfer of trade receivables	215,308	106,858
Net loss recognized on those transfers	(375)	(184)

The outstanding balance of receivables transferred to the QSPEs as of September 30, 2009 and March 31, 2009 was ¥130,342 million and ¥98,214 million, respectively.

Hitachi Capital Corporation sold mortgage loans receivable to SPEs that are not QSPEs. However, for the six and three months ended September 30, 2009, no proceeds from the transfer of mortgage loans receivable were recorded. The subsidiary retained servicing responsibilities but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

Quantitative information about delinquencies, net credit loss, and components of mortgage loans receivable subject to transfer and other assets managed together as of and for six months ended September 30, 2009 and for the year ended March 31, 2009 is as follows:

	Millions of yen
	September 30, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	235,126	40	—
Assets transferred	(221,159)

Assets held in portfolio	13,967

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

	Millions of yen
	March 31,2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	247,058	0	69
Assets transferred	(232,553)

Assets held in portfolio	14,505

As of September 30, 2009 and March 31, 2009, the amount of the subordinated interests measured at fair value relating to securitizations of mortgage loans receivable was ¥36,633 million and ¥36,218 million, respectively.

Key economic assumptions used in measuring the fair value of the subordinated interests relating to securitizations of mortgage loans receivable as of September 30, 2009 and March 31, 2009 are as follows:

	September 30, 2009	March 31, 2009
Weighted average life (in years)	11.0	11.4
Expected credit loss	0.01%	0.01%
Discount rate	1.57-1.93%	1.76-2.03%
Prepayment rate	1.00%	1.00%

The sensitivity of the current fair value of the subordinated interests to an immediate 10 and 20 percent adverse change in the assumptions are as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Expected credit loss:
Impact on fair value of 10% adverse change	(122)	(126)
Impact on fair value of 20% adverse change	(244)	(253)
Discount rate:
Impact on fair value of 10% adverse change	(550)	(619)
Impact on fair value of 20% adverse change	(1,089)	(1,225)
Prepayment rate:
Impact on fair value of 10% adverse change	(443)	(402)
Impact on fair value of 20% adverse change	(811)	(756)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The sensitivities presented in this note are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above tables, the effect of a variation in a particular assumption of the fair value of the interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Short-term and long-term debt in the consolidated balance sheets include secured borrowings resulting from transfers of financial assets, such as trade receivables, which do not meet the criteria for a sale pursuant to ASC 860 and are therefore accounted for as secured borrowings with pledge of collateral. The transferred assets are restricted solely to satisfy the obligation of the pledge. Short-term debt as of September 30, 2009 and March 31, 2009 includes such borrowings of ¥2,910 million and ¥10,008 million, respectively, and long-term debt as of September 30, 2009 and March 31, 2009 includes such borrowings of ¥44,959 million and ¥36,096 million, respectively.

(6)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of September 30, 2009 and March 31, 2009 are as follows:

	Millions of yen
	September 30, 2009			March 31, 2009
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	135,707	—	135,707	134,430	—	134,430

Amortized intangible assets:
Software	672,729	565,857	106,872	659,097	549,079	110,018
Software for internal use	458,969	326,526	132,443	445,098	311,220	133,878
Patents	104,343	84,961	19,382	103,489	75,456	28,033
Other	142,620	96,397	46,223	132,926	92,834	40,092

	1,378,661	1,073,741	304,920	1,340,610	1,028,589	312,021

Indefinite-lived intangible assets	8,718	—	8,718	8,644	—	8,644

(7)	Income Taxes

The Company’s combined statutory income tax rate is approximately 40.6%. However, the current estimated annual effective tax rate applied to loss before income taxes is significantly different from the statutory rate for the six and three months ended September 30, 2009, because the current estimated annual effective tax rates of the consolidated tax group including the Company and certain subsidiaries are computed including the effect of a valuation allowance that is necessary to reduce the carrying value of deferred tax assets related to deductible temporary differences and carryforwards originating during the year.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(8)	Retirement and Severance Benefits

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the six months ended September 30, 2009 and 2008 consists of the following components:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2008
Service cost	35,927	36,024
Interest cost	27,238	27,524
Expected return on plan assets for the period	(16,245)	(23,301)
Amortization of prior service benefit	(11,290)	(10,664)
Recognized actuarial loss	49,092	34,794
Transfer to defined contribution pension plan	40	(2,395)
Employees’ contributions	(62)	(67)

	84,700	61,915

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended September 30, 2009 and 2008 consists of the following components:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2008
Service cost	17,937	17,694
Interest cost	13,692	13,742
Expected return on plan assets for the period	(8,185)	(11,803)
Amortization of prior service benefit	(5,655)	(5,090)
Recognized actuarial loss	24,434	17,777
Transfer to defined contribution pension plan	—	355
Employees’ contributions	(37)	(13)

	42,186	32,662

(9)	Common Stock

Issued shares of common stock as of September 30, 2009 and March 31, 2009 are as follows:

Issued shares
Balance as of September 30, 2009 and March 31, 2009	3,368,126,056

(10)	Treasury Stock

Shares of treasury stock as of September 30, 2009 and March 31, 2009 are as follows:

	Shares
	September 30, 2009	March 31, 2009
Shares of treasury stock	43,970,959	43,973,964

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(11)	Equity

The changes in the equity for the six months ended September 30, 2009 and 2008 are summarized as follows:

	Millions of yen
	Six months ended September 30, 2009
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,049,951	1,129,401	2,179,352
Dividends to noncontrolling interests	—	(13,560)	(13,560)
Equity transactions and other	171	(5,480)	(5,309)
Comprehensive income (loss)
Net loss	(133,221)	(5,653)	(138,874)
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	632	(3,711)	(3,079)
Pension liability adjustments	29,245	4,795	34,040
Net unrealized holding gain on available-for-sale securities	15,132	4,497	19,629
Cash flow hedges	126	1,004	1,130

Comprehensive income (loss)	(88,086)	932	(87,154)

Balance at end of period	962,036	1,111,293	2,073,329

	Millions of yen
	Six months ended September 30, 2008
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	2,170,612	1,142,508	3,313,120
Dividends to Hitachi, Ltd. stockholders	(9,973)	—	(9,973)
Dividends to noncontrolling interests	—	(13,132)	(13,132)
Equity transactions and other	3,791	(2,423)	1,368
Comprehensive income (loss)
Net income	14,187	50,092	64,279
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(21,543)	(3,975)	(25,518)
Pension liability adjustments	12,349	1,641	13,990
Net unrealized holding gain on available-for-sale securities	(11,611)	(3,141)	(14,752)
Cash flow hedges	272	460	732

Comprehensive income (loss)	(6,346)	45,077	38,731

Balance at end of period	2,158,084	1,172,030	3,330,114

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

For the three months ended September 30, 2009 and 2008, total comprehensive loss was ¥61,325 million and ¥14,537 million, respectively.

Accumulated other comprehensive loss, net of income taxes, as of September 30, 2009 and March 31, 2009 consists of the following:

	Millions of yen
	September 30, 2009	March 31, 2009
Foreign currency translation adjustments	(179,983)	(179,737)
Pension liability adjustments	(374,627)	(405,082)
Net unrealized holding gain on available-for-sale securities	15,097	12
Cash flow hedges	(1,417)	(1,544)

Accumulated other comprehensive loss	(540,930)	(586,351)

(12)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥53,791 million as of September 30, 2009.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of September 30, 2009, the undiscounted maximum potential future payments under such guarantees amounted to ¥428,717 million. For providing these guarantees, the subsidiaries obtain collateral equal to the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥12,097 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of September 30, 2009 is as follows:

Millions of yen
Total commitment available	562,627
Less amount utilized	4,370

Balance available	558,257

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of September 30, 2009 amounted to ¥647,849 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of September 30, 2009 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three-year term ends in February 2010, with financing companies. The unused availability under this agreement as of September 30, 2009 amounted to ¥363,000 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of September 30, 2009 and March 31, 2009, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen
	September 30, 2009	March 31, 2009
Notes discounted	2,322	3,877
Notes endorsed	2,656	3,807

	4,978	7,684

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of September 30, 2009, the amount of transfer of export receivables with recourse was ¥15,809 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the six months ended September 30, 2009 and 2008 are summarized as follows:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2008
Balance at beginning of period	60,449	73,715
Expense recognized upon issuance of warranties	10,098	12,643
Usage	(13,183)	(16,641)
Other, including effect of foreign currency translation	333	(1,418)

Balance at end of period	57,697	68,299

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The changes in accrued product warranty costs for the three months ended September 30, 2009 and 2008 are summarized as follows:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2008
Balance at beginning of period	59,347	72,089
Expense recognized upon issuance of warranties	6,406	3,137
Usage	(7,226)	(7,338)
Other, including effect of foreign currency translation	(830)	411

Balance at end of period	57,697	68,299

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued.

In September 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Hamaoka Nuclear Power Station No.5. In May 2009, Hokuriku Electric Power Company filed suit against the Company to claim for compensation for consequential losses of ¥20,200 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Shika Nuclear Power Station No.2. The Company is vigorously defending itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that the Company will not be liable for any amount claimed.

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the Fair Trade Commission of Japan, and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan, all in respect of alleged antitrust violations relating to the liquid crystal displays. In December 2008, a subsidiary in Japan received a cease and desist order from the Fair Trade Commission of Japan, but it has not received a surcharge payment order. The Japanese subsidiary accrued the reasonably estimated amount for the loss in relation to the investigation by the Antitrust Division of the U.S. Department of Justice as of March 31, 2009, and paid that fine in June 2009.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In September 2007, a subsidiary and an affiliate of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories. In July 2009, these companies received information that the Antitrust Division of the U.S. Department of Justice would terminate the investigation of this matter.

In November 2007, a subsidiary of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

In December 2008, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to power transformers. In October 2009, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company accrued the reasonably estimated amount for the fine as of September 30, 2009.

In June 2009, a subsidiary of the Company in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, and a subsidiary of the Company in Korea was investigated in Singapore by the Competition Commission of Singapore, all in respect of alleged antitrust violations relating to optical disk drives.

The Company and these companies have cooperated with the competent authorities in connection with the above matters. Depending upon the outcome of these matters, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any, of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made. The actual amount of fines, surcharge payments or any other payments from these legal proceedings may be different from the accrued amounts.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(13)	Impairment Losses for Long-Lived Assets

For the six months ended September 30, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan and the U.S. The Digital Media & Consumer Products division recognized a loss of ¥41,421 million, primarily in its plasma TV business, due to the decision to switch the source for glass panel components from in-house manufacturing to an outside supplier and patents with lower-than-expected future license income. The Information & Telecommunication Systems division recognized a loss of ¥2,640 million primarily due to a decline of selling price of certain assets held for sale caused by deterioration of the real estate market and a decline of the estimated recoverable value because of a bankruptcy of a certain customer. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the three months ended September 30, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. The Digital Media & Consumer Products division recognized a loss of ¥41,421 million, primarily in its plasma TV business, due to the decision to switch the source for glass panel components from in-house manufacturing to an outside supplier and patents with lower-than-expected future license income. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

(14)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2008
Special termination benefits	13,623	4,903
Loss on fixed assets	14	285

	13,637	5,188

Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended September 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2008
Special termination benefits	4,400	1,618
Loss on fixed assets	4	243

	4,404	1,861

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the six months ended September 30, 2009 and 2008 is as follows:

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2008
Balance at beginning of the period	7,543	8,952
New charges	13,623	4,903
Cash payments	(10,399)	(11,169)
Foreign currency exchange rate changes	(3)	(154)

Balance at end of the period	10,764	2,532

An analysis of the accrued special termination benefits for the three months ended September 30, 2009 and 2008 is as follows:

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2008
Balance at beginning of the period	11,470	3,186
New charges	4,400	1,618
Cash payments	(5,056)	(2,119)
Foreign currency exchange rate changes	(50)	(153)

Balance at end of the period	10,764	2,532

The restructuring charges for the six months ended September 30, 2009 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reorganizing the automotive products business, which has encountered severe deterioration, in the Power & Industrial Systems division, reducing costs and improving profitability in the High Functional Materials & Components division and strengthening its storage business on a global basis in the Information & Telecommunication Systems division.

The restructuring charges for the six months ended September 30, 2008 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Power & Industrial Systems division, the Information & Telecommunication Systems division and the Digital Media & Consumer Products division.

The restructuring charges for the three months ended September 30, 2009 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the High Functional Materials & Components division.

The restructuring charges for the three months ended September 30, 2008 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Information & Telecommunication Systems division and the Digital Media & Consumer Products division.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(15)	Other Income and Other Deductions

The following items are included in other deductions for the six months ended September 30, 2009 and 2008.

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2008
Net loss on securities	(13,054)	(7,883)
Net loss on sale and disposal of rental assets and other property	(9,412)	(4,942)
Exchange loss	(5,019)	(4,360)
The following items are included in other deductions for the three months ended September 30, 2009 and 2008.
	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2008
Net loss on securities	(13,182)	(3,230)
Net loss on sale and disposal of rental assets and other property	(4,995)	(2,749)
Exchange loss	(6,608)	(17,329)

Other income for the six and three months ended September 30, 2008 includes a gain of ¥5,203 million on the sale of a subsidiary’s mobile communication business.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(16)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations for the six months ended September 30, 2009 and 2008 are as follows:

	Number of shares
	Six months ended September 30, 2009	Six months ended September 30, 2008
Weighted average number of shares on which basic net income (loss) per share is calculated	3,324,124,375	3,324,001,693
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	60,827,250
Series B zero coupon convertible bonds	—	60,827,250
Stock options	—	21,306

Number of shares on which diluted net income (loss) per share is calculated	3,324,124,375	3,445,677,499

	Millions of yen
	Six months ended September 30, 2009	Six months ended September 30, 2008
Net income (loss) attributable to Hitachi, Ltd. stockholders	(133,221)	14,187
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	1
Series B zero coupon convertible bonds	—	1
Other	0	(471)

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	(133,221)	13,718

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share:
Basic	(40.08)	4.27
Diluted	(40.08)	3.98

The net loss attributable to Hitachi, Ltd. stockholders per share computation for the six months ended September 30, 2009 excludes all the convertible bonds because their effect would have been antidilutive.

In addition, the net income (loss) attributable to Hitachi, Ltd. stockholders per share computation for all six month periods presented excludes some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The reconciliations of the numbers and the amounts used in the basic and diluted net loss attributable to Hitachi, Ltd. stockholders per share computations for the three months ended September 30, 2009 and 2008 are as follows:

	Number of shares
	Three months ended September 30, 2009	Three months ended September 30, 2008
Weighted average number of shares on which basic net loss per share is calculated	3,324,132,096	3,323,811,152
Effect of dilutive securities:
Stock options	—	43,359

Number of shares on which diluted net loss per share is calculated	3,324,132,096	3,323,854,511

	Millions of yen
	Three months ended September 30, 2009	Three months ended September 30, 2008
Net loss attributable to Hitachi, Ltd. stockholders	(50,556)	(17,370)
Effect of dilutive securities:
Subsidiaries’ stock options and other	0	(209)

Net loss attributable to Hitachi, Ltd. stockholders on which diluted net loss per share is calculated	(50,556)	(17,579)

	Yen
Net loss attributable to Hitachi, Ltd. stockholders per share:
Basic	(15.21)	(5.23)
Diluted	(15.21)	(5.29)

The net loss attributable to Hitachi, Ltd. stockholders per share computation for all three month periods presented excludes all the convertible bonds and some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(17)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K, the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions that are rated A or higher and contracts are diversified into a number of major financial institutions.

The Company and its subsidiaries have an insignificant amount of derivative instruments containing credit-risk-related contingent features, such as provisions that require the Company’s debt to maintain an investment grade credit rating from each of the major credit rating agencies.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currency. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

Certain financing subsidiaries mainly finance a portion of their operations using long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to a variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Cash flow hedge

Foreign currency exposure:

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

It is expected that a net gain of approximately ¥4,220 million recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income or other deductions during the next 12 months.

As of September 30, 2009, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 55 months.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

It is expected that a net loss of approximately ¥813 million recorded in AOCI related to the interest rate swaps will be reclassified into interest charges as a yield adjustment of the hedged debt obligations during the next 12 months.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The contract or notional amounts of derivative financial instruments held as of September 30, 2009 and March 31, 2009 are summarized as follows:

	Millions of yen
	September 30, 2009	March 31, 2009
Forward exchange contracts:
To sell foreign currencies	152,317	237,177
To buy foreign currencies	97,118	128,035
Cross currency swap agreements:
To sell foreign currencies	91,457	106,329
To buy foreign currencies	115,127	131,111
Interest rate swaps	345,987	406,725
Option contracts	76,212	7,552

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the six months ended September 30, 2009:

Effective portion of derivatives designated as hedging instruments and related hedged items

Hedging instruments			Related hedged items
Derivatives	Location of gain (loss)	Millions of yen	Items	Location of gain (loss)	Millions of yen
Forward exchange contracts	Other deductions	6,213	Accounts receivable and accounts payable	Other deductions	(6,238)
Cross currency swap agreements	Interest charges	(6,014)	Long-term debt	Interest charges	5,955

		199			(283)

Ineffective portion and amount excluded from effectiveness test

Derivatives	Location	Millions of yen
Forward exchange contracts	Other deductions	235
Cross currency swap agreements	Other deductions	1,620
Interest rate swaps	Interest charges	563

		2,418

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The following tables, “Effective portion of derivatives designated as hedging instruments and related hedged items” and “Ineffective portion and amount excluded from effectiveness test,” show the effects of derivative instruments for fair value hedges on the consolidated statement of operations for the three months ended September 30, 2009:

Effective portion of derivatives designated as hedging instruments and related hedged items

Hedging instruments			Related hedged items
Derivatives	Location of gain (loss)	Millions of yen	Items	Location of gain (loss)	Millions of yen
Forward exchange contracts	Other deductions	6,770	Accounts receivable and accounts payable	Other deductions	(6,874)
Cross currency swap agreements	Interest charges	(1,684)	Long-term debt	Interest charges	1,719

		5,086			(5,155)

Ineffective portion and amount excluded from effectiveness test

Derivatives	Location	Millions of yen
Forward exchange contracts	Other deductions	41
Cross currency swap agreements	Other deductions	3,178
Interest rate swaps	Interest charges	345

		3,564

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The following tables, “Gain (loss) recognized in OCI, Effective portion of derivatives designated as hedging instruments,” “Gain (loss) reclassified from AOCI into consolidated statement of operations, Effective portion of derivatives designated as hedging instruments” and “Gain (loss) on derivatives designated as cash flow hedging instruments, Ineffective portion and amount excluded from effectiveness test” show the effect of derivative instruments for cash flow hedges on the consolidated statement of operations for the six months ended September 30, 2009:

Gain (loss) recognized in OCI

Effective portion of derivatives designated as hedging instruments

Derivatives	Millions of yen
Forward exchange contracts	2,207
Cross currency swap agreements	1,195
Interest rate swaps	(1,640)
Option contracts	1,646

3,408

Gain (loss) reclassified from AOCI into consolidated statement of operations

Effective portion of derivatives designated as hedging instruments

Derivatives	Location	Millions of yen
Forward exchange contracts	Other deductions	(511)
Cross currency swap agreements	Other deductions	(4,549)
Interest rate swaps	Interest income	907
Option contracts	Other deductions	3

		(4,150)

Gain (loss) on derivatives designated as cash flow hedging instruments

Ineffective portion and amount excluded from effectiveness test

Derivatives	Location	Millions of yen
Forward exchange contracts	Other deductions	1,047
Cross currency swap agreements	Other deductions	(1,548)
Interest rate swaps	Interest income	405

		(96)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The following tables, “Gain (loss) recognized in OCI, Effective portion of derivatives designated as hedging instruments,” “Gain (loss) reclassified from AOCI into consolidated statement of operations, Effective portion of derivatives designated as hedging instruments” and “Gain (loss) on derivatives designated as cash flow hedging instruments, Ineffective portion and amount excluded from effectiveness test” show the effect of derivative instruments for cash flow hedges on the consolidated statement of operations for the three months ended September 30, 2009:

Gain (loss) recognized in OCI

Effective portion of derivatives designated as hedging instruments

Derivatives	Millions of yen
Forward exchange contracts	1,280
Cross currency swap agreements	7,941
Interest rate swaps	(837)
Option contracts	1,197

9,581

Gain (loss) reclassified from AOCI into consolidated statement of operations

Effective portion of derivatives designated as hedging instruments

Derivatives	Location	Millions of yen
Forward exchange contracts	Other deductions	119
Cross currency swap agreements	Other deductions	(1,321)
Interest rate swaps	Interest income	462
Option contracts	Other deductions	3

		(737)

Gain (loss) on derivatives designated as cash flow hedging instruments

Ineffective portion and amount excluded from effectiveness test

Derivatives	Location	Millions of yen
Forward exchange contracts	Other deductions	748
Cross currency swap agreements	Other deductions	(634)
Interest rate swaps	Interest income	264

		378

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(18)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

(19)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

Refer to note 20 for the methods and assumptions used to estimate the fair values of investments in securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company’s and its subsidiaries’ incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The carrying amounts and estimated fair values of the financial instruments as of September 30, 2009 and March 31, 2009 are as follows:

	Millions of yen
	September 30, 2009		March 31, 2009
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investments in securities:
Short-term investments	23,515	23,515	8,654	8,654
Investments and advances	189,828	189,828	158,819	158,819
Derivatives
(Effective Portion in Other Current Assets):
Forward exchange contracts	6,186	6,186	2,475	2,475
Cross currency swap agreements	3,933	3,933	16,297	16,297
Interest rate swaps	15	15	31	31
Option contracts	1,659	1,659	1	1
Derivatives
(Ineffective Portion in Other Current Assets):
Forward exchange contracts	901	901	180	180
Cross currency swap agreements	3,165	3,165	414	414
Interest rate swaps	—	—	—	—
Option contracts	—	—	—	—
Derivatives
(Effective Portion in Other Assets):
Forward exchange contracts	—	—	34	34
Cross currency swap agreements	13,051	13,051	14,358	14,358
Interest rate swaps	751	751	496	496
Option contracts	—	—	—	—
Derivatives
(Ineffective Portion in Other Assets):
Forward exchange contracts	—	—	—	—
Cross currency swap agreements	4,421	4,421	5,963	5,963
Interest rate swaps	20	20	—	—
Option contracts	—	—	—	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

	Millions of yen
	September 30, 2009		March 31, 2009
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Long-term debt	(1,811,970)	(1,805,192)	(1,821,287)	(1,801,249)
Derivatives
(Effective Portion in Other Current Liabilities):
Forward exchange contracts	(788)	(788)	(4,669)	(4,669)
Cross currency swap agreements	(288)	(288)	(142)	(142)
Interest rate swaps	(874)	(874)	(379)	(379)
Option contracts	(2)	(2)	(37)	(37)
Derivatives
(Ineffective Portion in Other Current Liabilities):
Forward exchange contracts	(3)	(3)	(619)	(619)
Cross currency swap agreements	—	—	(345)	(345)
Interest rate swaps	(213)	(213)	(466)	(466)
Option contracts	—	—	—	—
Derivatives
(Effective Portion in Other Liabilities):
Forward exchange contracts	(111)	(111)	(66)	(66)
Cross currency swap agreements	(329)	(329)	(4,842)	(4,842)
Interest rate swaps	(3,619)	(3,619)	(3,135)	(3,135)
Option contracts	—	—	(5)	(5)
Derivatives
(Ineffective Portion in Other Liabilities):
Forward exchange contracts	—	—	—	—
Cross currency swap agreements	(5,740)	(5,740)	(2)	(2)
Interest rate swaps	(145)	(145)	(840)	(840)
Option contracts	—	—	—	—

It is not practicable to estimate the fair value of investments in unlisted stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments as of September 30, 2009 and March 31, 2009 totaled ¥48,909 million and ¥53,325 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(20)	Fair Value

ASC 820 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets or liabilities in markets that are not active; or valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

Investments in debt and equity securities

When available, quoted market prices are used to determine the fair value of investment securities included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets and debt securities such as Japan treasury bonds and U.S. treasury bonds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds, debt securities traded over-the-counter, and money market funds.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as private debt securities and structured bonds with little market activity.

Derivatives

Closing prices are used for derivatives included in Level 1, which are traded on active markets. The majority of derivatives are traded on over-the-counter markets, which the Company does not deem to represent active markets. Derivative assets and liabilities for which fair value is based on quoted prices associated with transactions that are not distressed, in markets that are not active, or based on models using interest rate curves and forward and spot prices for currencies and commodities are included in Level 2. Derivatives included in Level 2 primarily consist of interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. In infrequent circumstances, the significant inputs of fair value are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These derivatives are included in Level 3.

Subordinated interests resulting from securitization

When fair value is determined using observable inputs, including prices of recent transactions in markets that are not distressed, subordinated interests are included in Level 2. When significant inputs are not observable, fair value is determined based on economic assumptions used in measuring the fair value of the subordinated interests, including weighted-average life, expected credit risks, and discount rates, and the subordinated interests are included in Level 3.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of September 30, 2009 and March 31, 2009. The carrying value of the consolidated balance sheet is equal to the fair value.

	Millions of yen
	September 30, 2009
	Total	Fair value hierarchy classification
	Balance	Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	150,987	147,441	3,546	—
Governmental debt securities	16,117	14,201	1,916	—
Corporate debt securities	34,955	2,562	5,069	27,324
Other	11,008	5,790	5,218	—
Derivatives	34,102	—	34,102	—
Subordinated interests resulting from securitization	113,997	—	—	113,997

	361,166	169,994	49,851	141,321

Liabilities:
Derivatives	(12,112)	—	(12,112)	—

	Millions of yen
	March 31, 2009
	Total	Fair value hierarchy classification
	Balance	Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	120,434	118,063	2,371	—
Governmental debt securities	7,969	6,413	1,556	—
Corporate debt securities	28,995	1,153	1,310	26,532
Other	9,789	3,377	6,412	—
Derivatives	40,249	—	40,249	—
Subordinated interests resulting from securitization	123,465	—	—	123,465

	330,901	129,006	51,898	149,997

Liabilities:
Derivatives	(15,547)	—	(15,547)	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

The following table presents the changes in Level 3 instruments measured on a recurring basis for the six months ended September 30, 2009.

	Millions of yen
	Six months ended September 30, 2009
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	26,532	123,465	149,997
Purchases, sales, issuances and settlements	(805)	(10,457)	(11,262)
Total gains or losses (realized/unrealized)
Included in earnings (a)	—	1,972	1,972
Included in other comprehensive income (loss)	1,597	(983)	614

Balance at end of period	27,324	113,997	141,321

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2009	—	1,918	1,918

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the six months ended September 30, 2009 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

The following table presents the changes in Level 3 instruments measured on a recurring basis for the three months ended September 30, 2009.

	Millions of yen
	Three months ended September 30, 2009
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	27,725	123,228	150,953
Purchases, sales, issuances and settlements	(997)	(9,675)	(10,672)
Total gains or losses (realized/unrealized)
Included in earnings (a)	—	661	661
Included in other comprehensive income (loss)	596	(217)	379

Balance at end of period	27,324	113,997	141,321

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at September 30, 2009	—	636	636

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended September 30, 2009 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables. The Company has written down the carrying amount of equity-method investments on the consolidated balance sheet because the Company deems the decline of fair value to be other-than-temporary. For the six and three months ended September 30, 2009, the Company recognized ¥10,881 million of impairment loss related to an equity-method investment, which is included in other deductions in the consolidated statement of operations. The carrying amount of the equity-method investment subject to the impairment charge as of September 30, 2009 is ¥81,900 million and is classified as Level 3. The Company has calculated the fair value of the equity-method investment based on a weighted average of fair values determined using both a market approach and an income approach, which incorporated both observable inputs, such as quoted market prices of comparable companies, and unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans. For the six and three months ended September 30, 2008, the Company recognized ¥ 1,419 million and ¥677 million, respectively, of impairment losses related to equity-method investments, which are included in other deductions in the consolidated statement of operations. The carrying amount of equity-method investments subject to the impairment charges as of September 30, 2008 is ¥8,144 million, which is classified as Level 1.

(21)	Subsequent Events

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Information Systems, Ltd. (Hitachi Information Systems), a consolidated subsidiary, through a tender offer to make Hitachi Information Systems a wholly owned subsidiary for the purpose of establishing a closer capital relationship and strengthening integrated management regarding businesses in the information and telecommunication systems. Hitachi Information Systems’ Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥2,900 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Information Systems received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Information Systems’ common stock, and included a premium of approximately 51% over the average share price of Hitachi Information Systems’ common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009. The tender offer commenced on August 20, 2009, and ended on October 8, 2009. The Company purchased 19,889,383 shares for ¥57,679 million through the tender offer, resulting in the Company’s ownership increasing from 51.63% to 97.65%.

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Software Engineering Co., Ltd. (Hitachi Software Engineering), a consolidated subsidiary, through a tender offer to make Hitachi Software Engineering a wholly owned subsidiary for the purpose of establishing a closer capital relationship and strengthening integrated management regarding businesses in the information and telecommunication systems. Hitachi Software Engineering’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥2,650 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Software Engineering received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Software Engineering’s common stock, and included a premium of approximately 72% over the average share price of Hitachi Software Engineering’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009. The tender offer commenced on August 20, 2009, and ended on October 8, 2009. The Company purchased 27,572,551 shares for ¥73,067 million through the tender offer, resulting in the Company’s ownership increasing from 52.77% to 96.64%.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Systems & Services, Ltd. (Hitachi Systems & Services), a consolidated subsidiary, through a tender offer to make Hitachi Systems & Services a wholly owned subsidiary for the purpose of establishing a closer capital relationship and strengthening integrated management regarding businesses in the information and telecommunication systems. Hitachi Systems & Services’ Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥2,150 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Systems & Services received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Systems & Services’ common stock, and included a premium of approximately 75% over the average share price of Hitachi Systems & Services’ common stock traded on the Second Section of the Tokyo Stock Exchange for three month period ended July 24, 2009. The tender offer commenced on August 20, 2009, and ended on October 8, 2009. The Company purchased 11,856,915 shares for ¥25,492 million through the tender offer, resulting in the Company’s ownership increasing from 51.20% to 98.63%.

On July 28, 2009, the Company announced its decision to purchase additional shares and the stock acquisition rights of Hitachi Plant Technologies, Ltd. (Hitachi Plant Technologies), a consolidated subsidiary, through a tender offer to make Hitachi Plant Technologies a wholly owned subsidiary for the purpose of establishing a stable capital relationship and strengthening the social infrastructure business. Hitachi Plant Technologies’ Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥610 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Plant Technologies received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Plant Technologies’ common stock, and included a premium of approximately 33% over the average share price of Hitachi Plant Technologies’ common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009. The purchase price of the stock acquisition rights was ¥1 per stock acquisition right. The tender offer commenced on August 20, 2009, and ended on October 8, 2009. The Company purchased 50,457,134 shares for ¥30,778 million through the tender offer, resulting in the Company’s ownership increasing from 69.07% to 93.54%.

On July 28, 2009, the Company announced its decision to purchase additional shares of Hitachi Maxell, Ltd. (Hitachi Maxell), a consolidated subsidiary, through a tender offer to make Hitachi Maxell a wholly owned subsidiary for the purpose of establishing a stable capital relationship and strengthening the lithium-ion battery business. Hitachi Maxell’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The price of the tender offer was ¥1,740 per share, which was determined by comprehensively taking into consideration the valuation results of the equity value of Hitachi Maxell received from a third party appraiser as a reference, examples of premiums added when determining tender offer prices by entities other than issuers and the market price trend of Hitachi Maxell’s common stock, and included a premium of approximately 58% over the average share price of Hitachi Maxell’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended July 24, 2009. The tender offer commenced on August 20, 2009, and ended on October 8, 2009. The Company purchased 39,421,223 shares for ¥68,592 million through the tender offer, resulting in the Company’s ownership increasing from 53.25% to 94.27%.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

In October 2009, the Company borrowed short-term debt of ¥180,000 million using its commitment line agreement with banks to finance a part of the acquisition costs of the tender offers described above.

On November 16, 2009, pursuant to the authorization granted by the Board of Directors on October 29, 2009, the Company decided to issue and sell new shares of common stock as well as to issue Unsecured Convertible Bonds with a 130% Call Option (8th Series) (with inter-bond pari passu clause) by the decision of the President and Chief Executive Officer.

I.	Issuance and Sale of New Shares

1.	Issuance and Offering of New Shares

(1)	Type and Number of Shares to Be Offered

1,000,000,000 new shares of the Company’s common stock to be purchased and underwritten by (i) domestic underwriters in a public offering in Japan (the “Japanese Offering”) and (ii) international underwriters (the “International Managers”) outside Japan in an international offering (the “International Offering”), provided, however, that sales of shares in the United States and Canada will be limited to qualified institutional buyers.

The Company has granted the International Managers an option to purchase up to an additional 90,000,000 new shares of the Company’s common stock.

(2)	Determination of Issue Price (Amount to be Paid)

The amount to be paid (the “Issue Price”) is expected to be determined on a day in the period from December 7, 2009 to December 10, 2009 (the “Pricing Date”).

(3)	Amount by Which Stated Capital and Legal Capital Surplus Is to Be Increased

The amount by which stated capital is to be increased will be half of the maximum increased amount of stated capital, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations. The amount by which the legal capital surplus is to be increased will be the amount obtained by subtracting the amount by which stated capital is to be increased from the maximum increased amount of stated capital.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(4)	Method of the Offering

The shares will be offered in the Japanese Offering and in the International Offering simultaneously. The offer price will be determined on the Pricing Date, taking into account market demand, based on the preliminary pricing terms calculated by multiplying the closing price of the shares of the Company’s common stock on the First Section of the Tokyo Stock Exchange on the Pricing Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by a percentage.

(5)	Payment Date

The Payment date will be on a day in the period from December 14, 2009 to December 17, 2009, provided, however, that such day is the fifth business day immediately following the Pricing Date.

2.	Offering of the Company’s Shares by Way of Over-allotment

(1)	Type and Number of Shares to be Offered

A maximum of 60,000,000 shares of the Company’s common stock. The number of shares will be determined on the Pricing Date, taking into account demand of the Japanese Offering, etc.

(2)	Seller

Nomura Securities Co., Ltd.

(3)	Selling Price

The selling price is the same as the offer price per share as mentioned at I.1(4) above.

(4)	Method of Selling

In the Japanese Offering, taking into consideration market demand, the Company will sell a maximum of 60,000,000 shares of the Company’s common stock borrowed from the Company’s shareholders in Japan.

(5)	Delivery Date

The next business day after the payment date of the Japanese Offering.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

3.	Issuance of New Shares by Way of Third-Party Allotment

(1)	Type and Number of Shares to Be Offered

A maximum of 60,000,000 shares of the Company’s common stock.

(2)	Determination of Amount to Be Paid

The amount to be paid will be determined on the Pricing Date; provided, however, that such amount to be paid will be the same as the Issue Price in the Japanese Offering.

(3)	Amount by Which Stated Capital and Legal Capital Surplus Is to Be Increased

The amount by which stated capital is to be increased will be half of the maximum increased amount of stated capital, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations. The amount by which the legal capital surplus is to be increased will be the amount obtained by subtracting the amount by which stated capital is to be increased from the maximum increased amount of stated capital.

(4)	Allottee

Nomura Securities Co., Ltd.

(5)	Payment Date

December 25, 2009

II.	Issuance of 130% Call Option Attached Unsecured Convertible Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause)

(1)	Method of the Offering

Public Offering in Japan

(2)	Face Value

100 billion yen

(3)	Amount of Each Bond

1 million yen

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(4)	Total amount of the Bonds

100 billion yen

(5)	Issue Price of the Bonds

100 yen per each 100 yen of each bond

(6)	Interest Rate

The interest rate will be determined on November 27, 2009 in a range between 0.1% and 0.4% per annum.

(7)	Redemption Price

100 yen per each 100 yen of each bond

(8)	Redemption Date

The redemption date is December 12, 2014.

(9)	130% Call Option Provision

When each of the closing prices of the shares of the Company’s common stock at the Tokyo Stock Exchange on 20 continuous trading days are 130% or more of the conversion price of the bonds applicable on those trading days, the Company has an option to redeem all the remaining bonds on a specified redemption date after January 3, 2013 at a rate of 100 yen per each 100 yen of each bond.

(10)	Type of Shares Subject to the Stock Acquisition Rights

Shares of the Company’s common stock.

(11)	Conversion Price

The conversion price will be determined on a day between December 7, 2009 and December 10, 2009 (the “Conversion Pricing Date”), pursuant to a formula to be approved by the Company’s President. In the formula for the conversion price, the closing price of shares of the Company’s common stock in regular transactions on the Tokyo Stock Exchange on the conversion pricing date (or if no sale takes place on the Tokyo Stock Exchange on that day, the closing price at which a sale of shares is effected on the Tokyo Stock Exchange immediately thereafter) is multiplied by a value within a specified range around 130%.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009

(12)	Amount by Which Stated Capital and Legal Capital Surplus Is to Be Increased

The amount of common stock to be increased by the issuance of common stock pursuant to the Stock Acquisition Rights will be half of the maximum increase in capital surplus as computed pursuant to Article 17 of the Rules of Account Settlement of Corporations. The amount of the increase in capital reserves will be the amount of the maximum increase in capital surplus minus the amount of the increase in capital surplus.

(13)	Payment Date

The Payment date will be on a day in the period from December 14, 2009 to December 17, 2009, provided, however, that such day is the fifth business day immediately following the Conversion Pricing Date.

III.	Use of Proceeds

The funds raised by I and II above will be used for capital expenditures and investment in order to strengthen and expand the Company’s information and telecommunication systems businesses and power and industrial systems businesses, as well as for repayment of a portion of the Company’s debt.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Three and Six months ended September 30, 2009 and 2008

	Millions of yen				Millions of yen
	Three months ended September 30, 2009		Three months ended September 30, 2008		Six months ended September 30, 2009		Six months ended September 30, 2008
Revenues:
Information & Telecommunication Systems	565,040		688,195		1,036,721		1,281,796
	(22%	)	(22%	)	(22%	)	(21%	)

Electronic Devices	230,499		356,682		420,370		641,198
	(9%	)	(11%	)	(9%	)	(11%	)

Power & Industrial Systems	778,408		875,987		1,435,573		1,693,883
	(31%	)	(28%	)	(31%	)	(28%	)

Digital Media & Consumer Products	278,099		359,999		519,362		695,501
	(11%	)	(12%	)	(11%	)	(12%	)

High Functional Materials & Components	306,214		465,480		578,869		921,173
	(12%	)	(15%	)	(12%	)	(15%	)

Logistics, Services & Others	241,868		282,708		454,961		574,955
	(9%	)	(9%	)	(10%	)	(10%	)

Financial Services	142,807		97,590		235,049		189,992
	(6%	)	(3%	)	(5%	)	(3%	)

Subtotal	2,542,935		3,126,641		4,680,905		5,998,498
	(100%	)	(100%	)	(100%	)	(100%	)

Eliminations and Corporate Items	(310,878)		(359,589)		(555,947)		(687,951)

Total	2,232,057		2,767,052		4,124,958		5,310,547

Operating Income (Loss):
Information & Telecommunication Systems	23,841		48,650		27,060		72,173
	(65%	)	(36%	)	—		(32%	)

Electronic Devices	3,302		18,883		(3,859)		28,527
	(9%	)	(14%	)	—		(13%	)

Power & Industrial Systems	(5,859)		37,285		(22,691)		63,518
	(-16%	)	(28%	)	—		(28%	)

Digital Media & Consumer Products	4,278		(12,773)		(9,162)		(26,661)
	(12%	)	(-10%	)	—		(-12%	)

High Functional Materials & Components	8,995		32,856		6,412		68,915
	(24%	)	(25%	)	—		(31%	)

Logistics, Services & Others	994		7,771		3,532		11,671
	(3%	)	(6%	)	—		(5%	)

Financial Services	1,139		1,030		3,502		7,475
	(3%	)	(1%	)	—		(3%	)

Subtotal	36,690		133,702		4,794		225,618
	(100%	)	(100%	)	—		(100%	)

Eliminations and Corporate Items	(10,854)		(14,313)		(29,554)		(28,536)

Total	25,836		119,389		(24,760)		197,082

Notes:	1.	Revenues by industry segment include intersegment transactions.
	2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.
	3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property and impairment losses for long-lived assets are included as part of operating income (loss). See the consolidated statements of operations and notes 13, 14 and 15 to the consolidated financial statements.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Three and Six months ended September 30, 2009 and 2008

	Millions of yen				Millions of yen
	Three months ended September 30, 2009		Three months ended September 30, 2008		Six months ended September 30, 2009		Six months ended September 30, 2008
Revenues:

Japan
Outside customer sales	1,509,451		1,845,998		2,754,416		3,477,213
	(57%	)	(55%	)	(57%	)	(53%	)
Intersegment transactions	239,270		403,974		449,193		765,354
	(9%	)	(12%	)	(9%	)	(12%	)

Total	1,748,721		2,249,972		3,203,609		4,242,567
	(66%	)	(67%	)	(66%	)	(65%	)

Asia
Outside customer sales	338,500		428,414		640,476		841,220
	(13%	)	(12%	)	(13%	)	(13%	)
Intersegment transactions	124,231		165,406		229,763		328,668
	(5%	)	(5%	)	(5%	)	(5%	)

Total	462,731		593,820		870,239		1,169,888
	(18%	)	(17%	)	(18%	)	(18%	)

North America
Outside customer sales	162,534		241,185		320,990		465,396
	(6%	)	(7%	)	(6%	)	(7%	)
Intersegment transactions	25,738		30,076		49,729		56,318
	(1%	)	(1%	)	(1%	)	(1%	)

Total	188,272		271,261		370,719		521,714
	(7%	)	(8%	)	(7%	)	(8%	)

Europe
Outside customer sales	176,534		194,600		328,684		419,688
	(7%	)	(6%	)	(7%	)	(7%	)
Intersegment transactions	9,174		11,660		17,042		27,807
	(0%	)	(0%	)	(0%	)	(0%	)

Total	185,708		206,260		345,726		447,495
	(7%	)	(6%	)	(7%	)	(7%	)

Other Areas
Outside customer sales	45,038		56,855		80,392		107,030
	(2%	)	(2%	)	(2%	)	(2%	)
Intersegment transactions	737		1,492		1,438		6,250
	(0%	)	(0%	)	(0%	)	(0%	)

Total	45,775		58,347		81,830		113,280
	(2%	)	(2%	)	(2%	)	(2%	)

Subtotal	2,631,207		3,379,660		4,872,123		6,494,944
	(100%	)	(100%	)	(100%	)	(100%	)

Eliminations and Corporate Items	(399,150)		(612,608)		(747,165)		(1,184,397)

Total	2,232,057		2,767,052		4,124,958		5,310,547

	Millions of yen				Millions of yen
	Three months ended September 30, 2009		Three months ended September 30, 2008		Six months ended September 30, 2009		Six months ended September 30, 2008
Operating Income (Loss):
Japan	35,911		105,371		(10,911)		160,445
	(94%	)	(79%	)	—		(71%	)

Asia	9,411		24,548		19,617		51,965
	(24%	)	(18%	)	—		(23%	)

North America	(3,204)		(2,849)		(3,821)		3,799
	(-8%	)	(-2%	)	—		(2%	)

Europe	(5,773)		2,513		(5,015)		3,503
	(-15%	)	(2%	)	—		(1%	)

Other Areas	2,038		4,237		2,862		7,502
	(5%	)	(3%	)	—		(3%	)

Subtotal	38,383		133,820		2,732		227,214
	(100%	)	(100%	)	—		(100%	)

Eliminations and Corporate Items	(12,547)		(14,431)		(27,492)		(30,132)

Total	25,836		119,389		(24,760)		197,082

Revenues by Market Hitachi, Ltd. and Subsidiaries Three and Six months ended September 30, 2009 and 2008
	Millions of yen				Millions of yen
	Three months ended September 30, 2009		Three months ended September 30, 2008		Six months ended September 30, 2009		Six months ended September 30, 2008
Domestic revenues	1,319,707		1,612,249		2,420,374		3,008,241
	(59%	)	(58%	)	(59%	)	(57%	)

Overseas revenues:
Asia	425,845		547,354		782,897		1,075,251
	(19%	)	(20%	)	(19%	)	(20%	)

North America	181,577		249,332		353,939		484,243
	(8%	)	(9%	)	(9%	)	(9%	)

Europe	201,026		238,101		379,835		508,278
	(9%	)	(9%	)	(9%	)	(10%	)

Other Areas	103,902		120,016		187,913		234,534
	(5%	)	(4%	)	(4%	)	(4%	)

Subtotal	912,350		1,154,803		1,704,584		2,302,306
	(41%	)	(42%	)	(41%	)	(43%	)

Total	2,232,057		2,767,052		4,124,958		5,310,547
	(100%	)	(100%	)	(100%	)	(100%	)